      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1997


                                                      REGISTRATION NO. 333-24051
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                          NORFOLK SOUTHERN CORPORATION

             (Exact name of registrant as specified in its charter)

                             VIRGINIA                                                          52-1188014
                  (State or other jurisdiction of                                           (I.R.S. Employer
                  incorporation or organization)                                           Identification No.)

                             THREE COMMERCIAL PLACE
                          NORFOLK, VIRGINIA 23510-2191
                                 (757) 629-2600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              JAMES C. BISHOP, JR.
                            EXECUTIVE VICE PRESIDENT
                          NORFOLK SOUTHERN CORPORATION
                             THREE COMMERCIAL PLACE
                          NORFOLK, VIRGINIA 23510-2191
                                 (757) 629-2600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

                    J. GARY LANE, ESQ.                                         VINCENT J. PISANO, ESQ.
               NORFOLK SOUTHERN CORPORATION                           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                  THREE COMMERCIAL PLACE                                          919 THIRD AVENUE
               NORFOLK, VIRGINIA 23510-2191                                      NEW YORK, NY 10022
                    TEL: (757) 629-2600                                          TEL: (212) 735-3000
                    FAX: (757) 629-2607                                          FAX: (212) 735-2000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. /X/



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



    Pursuant to Rule 429 under the Securities Act, this Registration Statement contains a combined Prospectus that also relates to (i) $50,000,000 principal amount of unissued debt securities previously registered pursuant to Registration Statement on Form S-3 (File No. 33-38595) of Norfolk Southern Corporation and (ii) $1,250,000,000 principal amount of unissued Debt Securities, Preferred Stock, Depositary Shares and Common Stock previously registered pursuant to Registration Statement on Form S-3 (File No. 333-20203) of Norfolk Southern Corporation. This Registration Statement constitutes Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (File No 33-38595) pursuant to which the total amount of unsold debt securities previously so registered may be offered and sold as and in any combination of Debt Securities, Preferred Stock, Depositary Shares, and Common Stock, without limitation as to class of securities, together with the Securities registered hereunder, through the use of the combined Prospectus included herein. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-20203) of Norfolk Southern Corporation.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    Subject to Completion, Dated May 5, 1997



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME SUCH REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 5, 1997)



                                                    [LOGO]
Norfolk Southern Corporation
$3,000,000,000
  % NOTES DUE           , 2002
  % NOTES DUE           , 2007
  % NOTES DUE           , 2027
  % NOTES DUE           , 2037



Interest on the   % Notes due 2002 (the "2002 Notes"), the   % Notes due 2007
(the "2007 Notes"), the   % Notes due 2027 (the "2027 Notes"), and the   % Notes
due 2037 (the "2037 Notes" and together with the 2002 Notes, 2007 Notes and the
2027 Notes, the "Notes") is payable semi-annually in arrears on      and      of
each year, commencing      , 1997 by Norfolk Southern Corporation (the
"Corporation"). The 2002 Notes will mature on      , 2002. The 2007 Notes will
mature on      , 2007. The 2027 Notes will mature on      , 2027. The 2037 Notes
will mature on      , 2037. The 2002 Notes and 2007 Notes are not redeemable
prior to maturity and will not be subject to any sinking fund. The 2027 Notes may be redeemed at any time at the option of the Corporation, in whole or in part, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the
Treasury Yield (as defined herein) plus      basis points, together with accrued
interest, if any, to the date of redemption. Each holder of the 2037 Notes has the right to require the Corporation to redeem such holder's 2037 Notes, in whole or in part, on May 15, 2004, at a redemption price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest. Thereafter, the 2037 Notes shall be redeemable at any time at the option of the Corporation in the same manner as the 2027 Notes. See "Description of Notes."



Each series of Notes will be represented by a Global Security registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interest in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus, Notes in certificated form will not be issued. See "Description of Notes."



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                                Price to          Underwriting      Proceeds to the
                                                Public(1)         Discounts(2)      Corporation(1)(3)
Per 2002 Note                                   %                 %                 %
Total                                           $                 $                 $
Per 2007 Note                                   %                 %                 %
Total                                           $                 $                 $
Per 2027 Note                                   %                 %                 %
Total                                           $                 $                 $
Per 2037 Note                                   %                 %                 %
Total                                           $                 $                 $



(1) Plus accrued interest from May  , 1997.



(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(3) Before deducting expenses payable by the Corporation, estimated at
    $        .

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters. It is expected that
delivery of the Notes will be made on or about May      , 1997 through the
facilities of DTC, against payment therefor in same-day funds.


                               JOINT BOOKRUNNERS



Merrill Lynch & Co.                                            J.P. Morgan & Co.



                                  CO-MANAGERS



PaineWebber Incorporated  Donaldson, Lufkin & Jenrette

                                Securities Corporation


May  , 1997

                                     [MAP]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES TO STABILIZE THEIR PRICE, THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THOSE ACTIVITIES, SEE "UNDERWRITING."



    No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.



                               TABLE OF CONTENTS



                                                                                                               PAGE
                                                                                                             ---------
                                                PROSPECTUS SUPPLEMENT
The Corporation............................................................................................        S-4
Recent Developments........................................................................................        S-7
Use of Proceeds............................................................................................       S-10
Capitalization.............................................................................................       S-11
Ratio of Earnings to Fixed Charges and Selected Financial Ratios...........................................       S-12
Summary of Historical Financial Information of the Corporation.............................................       S-13
Summary of Historical Financial Information of Conrail.....................................................       S-15
Selected Pro Forma Financial Statements....................................................................       S-17
Description of Notes.......................................................................................       S-21
Underwriting...............................................................................................       S-28
Legal Matters..............................................................................................       S-29

                                                      PROSPECTUS
Available Information......................................................................................          2
Incorporation of Certain Documents by Reference............................................................          2
Norfolk Southern Corporation...............................................................................          3
Use of Proceeds............................................................................................          7
Ratios of Earnings to Fixed Charges........................................................................          7
Description of Debt Securities.............................................................................          8
Description of Capital Stock...............................................................................         15
Plan of Distribution.......................................................................................         24
Legal Matters..............................................................................................         24
Experts....................................................................................................         24

                                THE CORPORATION


    The Corporation is a Virginia-based holding company that owns all the common stock of and controls a major operating railroad, Norfolk Southern Railway Company ("NS Railway"), and a diversified motor carrier, North American Van Lines, Inc. ("NAVL"). The Corporation also owns Pocahontas Land Corporation, a natural resources company. In 1996, railroad operations contributed $4.1 billion, or 82%, of transportation (IE., NS Railway and NAVL combined) operating revenues and $1.2 billion, or 97%, of operating income.



    On April 8, 1997, the Corporation entered into an agreement (the "Agreement") with CSX Corporation ("CSX") providing for a joint acquisition of Conrail Inc. ("Conrail"), pursuant to which the Corporation and CSX jointly will acquire all of Conrail's outstanding Common Stock and Series A ESOP Convertible Junior Preferred Stock, including in each case, any associated Common Stock Purchase Rights (collectively the "Conrail Shares") not already owned by them for $115 per share in cash. See "Recent Developments--Conrail Acquisition" below.



    RAILROAD OPERATIONS. The Corporation's rail subsidiaries form a single interterritorial system extending, at December 31, 1996, over approximately 14,300 miles of road in 20 states in the Southeast and Midwest and in the Province of Ontario, Canada. Of this total, 12,094 miles are owned, with the balance operated under lease or trackage rights; most of this total are main line track. In addition, the Corporation's railroads operate 10,800 miles of passing, industrial, yard and side tracks.



    The Corporation's lines carry raw materials, intermediate products and finished goods primarily in the Southeast and Midwest and to and from the rest of the United States and parts of Canada. These lines also transport overseas freight through several Atlantic and Gulf Coast ports. Atlantic ports served by the Corporation include Norfolk, Virginia; Morehead City, North Carolina; Charleston, South Carolina; Savannah and Brunswick, Georgia; and Jacksonville, Florida. Gulf Coast ports served include Mobile, Alabama, and New Orleans, Louisiana.



    The lines of the Corporation's railroads reach most of the larger industrial and trading centers of the Southeast and Midwest, with the exception of those in central and southern Florida. Atlanta, Birmingham, New Orleans, Memphis, St. Louis, Kansas City (Missouri), Chicago, Detroit, Cincinnati, Buffalo, Norfolk, Charleston, Savannah and Jacksonville are among the leading centers originating and terminating freight traffic on the system. In addition, a haulage arrangement with the Florida East Coast Railway allows the Corporation's railroads to provide single-line service to and from south Florida, including the port cities of Miami, West Palm Beach and Fort Lauderdale. The system's lines also reach many individual industries, mines (in western Virginia, eastern Kentucky and southern West Virginia) and businesses located in smaller communities in its service area. The traffic corridors carrying the heaviest volumes of freight include those from the Appalachian coal fields of Virginia, West Virginia and Kentucky to Norfolk and Sandusky, Ohio; Buffalo to Chicago and Kansas City; Chicago to Jacksonville (via Cincinnati, Chattanooga and Atlanta); and Washington, D.C./Hagerstown, Maryland, to New Orleans (via Atlanta and Birmingham).



    Buffalo, Chicago, Hagerstown, Jacksonville, Kansas City, Memphis, New Orleans and St. Louis are major gateways for interterritorial system traffic.

    TRANSPORTATION OPERATING REVENUES. The Corporation's total transportation operating revenues were $5.0 billion in 1996. Revenues, shipments and revenue yield per shipment by principal transportation operating revenue sources for the past five years are set forth in the following table:


                                                                   YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                      1996       1995       1994       1993       1992
                                                    ---------  ---------  ---------  ---------  ---------

                                                       (REVENUES IN MILLIONS, SHIPMENTS IN THOUSANDS,
                                                           REVENUE YIELD IN DOLLARS PER SHIPMENT)
COAL
  Revenues........................................  $ 1,304.7  $ 1,267.8  $ 1,290.2  $ 1,239.2  $ 1,324.1
    % of total revenues...........................       25.9%      25.8%      26.8%      26.4%      27.3%
  Shipments.......................................    1,309.6    1,266.8    1,274.2    1,208.7    1,291.9
    % of total shipments..........................       26.5%      26.2%      27.2%      26.4%      28.2%
  Revenue yield...................................  $     966  $   1,001  $   1,013  $   1,025  $   1,025
CHEMICALS
  Revenues........................................  $   555.9  $   536.5  $   534.7  $   499.0  $   498.9
    % of total revenues...........................       11.1%      10.9%      11.1%      10.6%      10.3%
  Shipments.......................................      378.6      368.3      370.7      341.6      327.4
    % of total shipments..........................        7.7%       7.6%       7.9%       7.5%       7.1%
  Revenue yield...................................  $   1,468  $   1,457  $   1,442  $   1,461  $   1,524
PAPER/FOREST
  Revenues........................................  $   513.0  $   537.3  $   521.8  $   522.2  $   517.2
    % of total revenues...........................       10.2%      11.0%      10.9%      11.1%      10.7%
  Shipments.......................................      438.2      459.1      464.2      466.3      465.4
    % of total shipments..........................        8.9%       9.5%       9.9%      10.2%      10.1%
  Revenue yield...................................  $   1,171  $   1,170  $   1,124  $   1,120  $   1,111
AUTOMOTIVE
  Revenues........................................  $   488.7  $   449.1  $   429.0  $   425.8  $   391.6
    % of total revenues...........................        9.7%       9.2%       8.9%       9.1%       8.1%
  Shipments.......................................      354.3      328.4      317.2      317.8      287.7
    % of total shipments..........................        7.2%       6.8%       6.8%       6.9%       6.3%
  Revenue yield...................................  $   1,379  $   1,368  $   1,352  $   1,340  $   1,361
AGRICULTURE
  Revenues........................................  $   393.3  $   393.7  $   379.5  $   357.0  $   344.4
    % of total revenues...........................        7.8%       8.0%       7.9%       7.6%       7.1%
  Shipments.......................................      376.3      391.1      382.5      359.1      352.4
    % of total shipments..........................        7.6%       8.1%       8.2%       7.9%       7.7%
  Revenue yield...................................  $   1,045  $   1,007  $     992  $     994  $     977
METALS/CONSTRUCTION
  Revenues........................................  $   358.0  $   353.1  $   334.2  $   310.9  $   289.4
    % of total revenues...........................        7.1%       7.2%       7.0%       6.6%       6.0%
  Shipments.......................................      364.9      372.3      371.3      339.6      312.8
    % of total shipments..........................        7.4%       7.7%       7.9%       7.4%       6.8%
  Revenue yield...................................  $     981  $     948  $     900  $     915  $     925
INTERMODAL
  (Trailers, Containers and Roadrailers)
  Revenues........................................  $   487.4  $   474.3  $   428.7  $   373.6  $   343.5
    % of total revenues...........................        9.7%       9.7%       8.9%       7.9%       7.1%
  Shipments.......................................    1,331.0    1,262.6    1,127.3      994.7      916.2
    % of total shipments..........................       27.0%      26.2%      24.0%      21.7%      20.0%
  Revenue yield...................................  $     366  $     376  $     380  $     376  $     375

                                                                   YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                      1996       1995       1994       1993       1992
                                                    ---------  ---------  ---------  ---------  ---------
                                                       (REVENUES IN MILLIONS, SHIPMENTS IN THOUSANDS,
                                                           REVENUE YIELD IN DOLLARS PER SHIPMENT)
OTHER INTERMODAL RELATED
  Revenues........................................  $  --      $  --      $  --      $    18.2  $    67.9
    % of total revenues...........................     --         --         --            0.4%       1.4%
TOTAL RAILWAY OPERATING REVENUES..................  $ 4,101.0  $ 4,011.8  $ 3,918.1  $ 3,745.9  $ 3,777.0
    % of total revenues...........................       81.5%      81.8%      81.5%      79.7%      78.0%
TOTAL RAILWAY SHIPMENTS...........................    4,552.9    4,448.6    4,307.4    4,027.8    3,953.8
    % of total shipments..........................       92.3%      92.1%      91.9%      88.0%      86.2%
MOTOR CARRIER
  Revenues........................................  $   930.2  $   895.5  $   891.4  $   951.9  $ 1,066.6
    % of total revenues...........................       18.5%      18.2%      18.5%      20.3%      22.0%
  Shipments (domestic)............................      383.1      381.1      379.3      550.2      631.0
    % of total shipments..........................        7.7%       7.9%       8.1%      12.0%      13.8%
  Revenue yield...................................  $   2,428  $   2,350  $   2,350  $   1,730  $   1,690
                                                    ---------  ---------  ---------  ---------  ---------
TOTAL TRANSPORTATION OPERATING
  REVENUES........................................  $ 5,031.2  $ 4,907.3  $ 4,809.5  $ 4,697.8  $ 4,843.6
TOTAL SHIPMENTS...................................    4,936.0    4,829.7    4,686.7    4,578.0    4,584.8


------------------------


Note:Shipments include general merchandise and coal rail carloads, intermodal rail and RoadRailer-Registered Trademark- units, and domestic motor carrier shipments.



     Motor carrier revenues have been reclassified to conform to a change in presentation, made in the first quarter of 1997, from a net basis to a gross basis. Certain motor carrier expenses that were previously reported net in revenue have been reclassified to motor carrier expenses to conform with recent industry reporting practices. Motor carrier operating income is not affected by this change. All previous periods presented have been reclassified to conform with the first quarter of 1997 presentation.



    MOTOR CARRIER OPERATIONS. NAVL's principal transportation activity is the domestic, irregular route common and contract carriage of used households goods and special commodities between points in the United States. NAVL also operates as an intrastate carrier of property in 29 states at December 31, 1996. During 1996, its Relocation Services and High Value Products divisions conducted operations through a network of over 400 agents at approximately 680 locations in the United States. Agents are local moving and storage companies that provide NAVL with such services as solicitation, packing and warehousing in connection with the movement of household goods and specialized products. Foreign operations are conducted through these two divisions and through foreign subsidiaries, including North American Van Lines Canada, Ltd. NAVL's international operations consist primarily of forwarding used household goods to and from the United States and between foreign countries through a network of approximately 360 foreign agents and representatives.

                              RECENT DEVELOPMENTS

FIRST QUARTER RESULTS


    The Corporation's net income for the three month period ended March 31, 1997 (the "First Quarter") was $177.5 million before, and $127.8 million after, a one-time charge of $77.2 million ($49.7 million after tax) to write off the costs of establishing and maintaining a $13 billion credit facility related to its tender offer for all outstanding Conrail Shares. Earnings per share were $1.42 before, and $1.02 after, the charge. Following the Corporation's agreement with CSX concerning the joint acquisition of Conrail, as described below under "-- Conrail Acquisition," the Corporation has terminated all but $1.65 billion of that credit facility. The Corporation is, however, in the process of establishing a new credit facility of $7.0 billion. Excluding the one-time charge, net income and earnings per share both set first-quarter records.



    Railway operating revenues for the First Quarter were $1.05 billion, up 3% from 1996 and an all-time record for the Corporation for any quarter. Motor carrier operating revenues also increased by 3%, to $203.7 million. Total transportation operating revenues set a first-quarter record of $1.25 billion, up 3% from the corresponding period in 1996.



    First Quarter railway operating expenses of $764.5 million were 1% higher than in the corresponding period in 1996. Motor carrier operating expenses of $199.6 million were relatively unchanged. Total transportation operating expenses of $964.1 million were up 1% as compared to the corresponding period in 1996.



    Income from operations of $285.6 million, up 9%, and railway operating income of $281.5 million, up 7%, both were first-quarter records.



    The Corporation also set a new first-quarter record railway operating ratio (the percentage of revenues that go into operating the railroad) of 73.1% in 1997, as compared to 74.2% in the corresponding 1996 period.


CONRAIL ACQUISITION


    TRANSACTION OVERVIEW. On April 8, 1997, the Corporation entered into the Agreement with CSX providing for a joint acquisition (the "Joint Offer") of Conrail, pursuant to which the Corporation and CSX jointly will acquire all outstanding Conrail Shares not already owned by them for $115 in cash per share. A copy of the Agreement is filed as an exhibit to the Corporation's Current Report on Form 8-K dated April 8, 1997, which is incorporated herein by reference and by reference to the full text of which all related statements herein are qualified.



    The estimated total purchase price of (i) the Conrail Shares to be acquired pursuant to the Joint Offer and (ii) the Conrail Shares already acquired by the Corporation and by CSX is approximately $10.2 billion, excluding the transaction expenses of each of the parties. Pursuant to the Agreement, the Corporation will bear 58% of that total purchase price (or approximately $5.9 billion, of which $943 million has been expended previously to purchase the 8.2 million Conrail Shares that the Corporation now owns) to acquire Conrail Shares and CSX will bear 42% of such purchase price, in each case taking into consideration amounts previously paid by each of them to acquire Conrail Shares. In addition, the Agreement provides that, upon consummation of the Joint Offer and completion of the second-step merger specified in the Agreement, and subject to regulatory approval, specified assets and liabilities of Conrail will be allocated between the Corporation and CSX pursuant to leasing, operating, partnership or other arrangements to be negotiated and implemented between the Corporation and CSX, and the remaining assets and liabilities of Conrail will be pooled and either shared or allocated between the Corporation and CSX on a ratable basis in accordance with the percentage of the total consideration paid (including liabilities assumed) by the Corporation and CSX, 58% and 42%, respectively (such acquisition by the Corporation of, or of the right to use, the assets allocated to or shared by the Corporation pursuant to the Agreement and the assumption by the Corporation of the obligations relating to liabilities allocated to or shared by it pursuant to the Agreement, the "Transaction").


    The Corporation and CSX intend to file a joint application with the Surface Transportation Board (the "STB") in June of 1997 seeking approval of the proposed acquisition and division of Conrail. Conrail Shares purchased previously by the Corporation and CSX, and Conrail Shares purchased in the Joint Offer, will be placed in a joint voting trust pending STB approval. The approval of the STB, while expected, cannot be assumed and is not likely to be obtained prior to April 1, 1998. Following consummation of the Joint Offer, the Corporation expects to use the equity method of accounting for its investment in Conrail.



    The accounting treatment for the Corporation's investment in Conrail after STB approval is received will be determined based upon the extent of control that the Corporation and CSX will individually have over specific Conrail assets and is expected to be resolved after completion of the more detailed, definitive documentation to be negotiated between the Corporation and CSX. See "Norfolk Southern Corporation" in the attached Prospectus and "Selected Pro Forma Financial Statements" in this Prospectus Supplement.



    After STB approval, it is anticipated that Conrail will continue to exist and that it will be staffed principally by administrative personnel who will be responsible for various functions, including payment of Conrail's debt obligations. The Corporation and CSX, through cash contributions, lease arrangements or otherwise, intend to make payments to the entity that will own Conrail reflecting their relative economic interests and in amounts sufficient for such purposes. The following chart illustrates the proposed joint acquisition and ownership structure:



                                     [LOGO]

    FINANCING OF THE TRANSACTION. To finance the remaining portion of the Transaction, the Corporation plans to access both public and private markets by issuing commercial paper and term debt. Debt service payments on the estimated aggregate $6.0 billion of indebtedness incurred or to be incurred by the Corporation in connection with the Transaction, including the Notes offered hereby, is substantial and may impair the Corporation's operating flexibility and its ability to respond to adverse market conditions. The

Corporation's transportation business is also heavily dependent on the strength of the industries and of the economy in the areas in which it operates. However, as a result of anticipated enhanced cash flows generated by the Transaction and prudent cash management, the Corporation plans to begin aggressively repaying debt, thereby increasing its financial flexibility. Various sources of funds, including, but not limited to, receivables, credit agreements, the public and private debt and equity capital markets and free cash flow also will contribute to financial flexibility.



    CONRAIL. Conrail is the holding company that owns and controls Consolidated Rail Corporation, a major freight railroad which provides freight transportation services within the Northeast and Midwest. Following the acquisition of the Conrail Shares and receipt of all required regulatory approvals, most of the assets and liabilities of Conrail are expected to be allocated between the Corporation and CSX, as described herein. Information set forth herein concerning the business and assets of Conrail is derived solely from Conrail's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission (the "Commission").



    Conrail provides freight transportation services within the Northeast and Midwest and interchanges freight with other United States and Canadian railroads, including those owned and controlled by the Corporation, for transport to destinations within and outside its service region. Conrail operates no significant line of business other than the freight railroad business and does not provide common carrier passenger or commuter train service.



    Conrail serves a heavily industrial region that is marked by dense population centers which constitute a substantial market for consumer durable and non-durable goods, and a market for raw materials used in manufacturing and by electric utilities. Its traffic levels are substantially affected by its ability to compete with trucks and other railroads, the economic strength of the industries and metropolitan areas that produce and consume the freight it hauls, and the traffic generated by interconnected railroads. Conrail is dependent on non-bulk traffic, which tends to generate higher revenues than bulk commodities, but also involves higher costs and is more vulnerable to truck competition.



    As of December 31, 1996, Conrail maintained 16,970 miles of track on its 10,543 mile route system. Of total route miles, 8,459 were owned, 87 leased or operated under contract and 1,997 were operated under trackage rights.



    EFFECTS OF THE TRANSACTION. Under the Agreement, the Corporation and CSX will divide all of Conrail's principal routes, which form an "X" crossing in Ohio, with each railroad operating two of the four legs of the "X." The Corporation will obtain the right to use lines and facilities that generated approximately 58% of Conrail's 1995 revenues. The Corporation will operate legs of the "X" between Chicago and Cleveland (a former New York Central mainline) and the Conrail line between Cleveland and northern New Jersey via Pittsburgh and Harrisburg. In addition, the Corporation will operate the Conrail line serving the metropolitan New York area between northern New Jersey and Buffalo through Binghamton, New York and another between Buffalo and Harrisburg, Pennsylvania. The Corporation also will operate most Conrail lines in Michigan, Maryland, Delaware and Pennsylvania and will operate the routes between Toledo and Detroit, between Columbus and Cincinnati and between Columbus and Charleston, West Virginia. See the map on the inside front cover page of this Prospectus Supplement.


    The Corporation and CSX jointly will operate certain Conrail assets in major terminal areas such as Detroit and northern and southern New Jersey. The two companies will also share access to certain lines in Philadelphia and Indianapolis, and to the rail lines serving the Monongahela coal fields in southwestern Pennsylvania.

    The corporation believes that the implementation of the Agreement will create balanced competition in the East, restore rail competition in certain regions now served only by Conrail and improve service to customers. The result is expected to be two strong competitors each of which will provide single-line service between the New York metropolitan area and Chicago, between New York and St. Louis and between the New York area and markets to the south and southwest. Implementation also is expected to bring new business and new jobs to the rail industry and the regions now served by both companies.


    The Corporation has identified a number of synergies related to the Transaction which its management believes can be achieved and that are estimated to yield operating income in nominal dollars of approximately $71 million in 1998, $236 million in 1999 and $399 million by the year 2000. For 1996, the Corporation's and Conrail's most recent full year combined operating income, reflecting 58% of Conrail's operating income adjusted for non-recurring charges, was $1.6 billion. These synergy estimates reflect anticipated operating expense savings and revenue enhancements. Expense savings are expected to result from, among other things, reduced general and administrative expenses, improved equipment utilization and maintenance, improved use of rail yards and routes, more efficient purchasing of material and equipment coupled with maintenance-of-way efficiencies, and more efficient transportation operations. Revenue enhancements are expected to result from net new business (single-line service, new coal traffic and the diversion of truck traffic to rail). The Corporation anticipates the synergies from the Transaction will result in accretion in the Corporation's earnings per share of about 6% in 1999, 15% in 2000 and more than 17% per year thereafter. The Corporation expects the acquisition to be dilutive to earnings per share by approximately 2% in 1997 and 3% in 1998. The preliminary calculation of the purchase price allocation reflects approximately $200 million of goodwill in accounting for the Transaction. This estimate will vary as additional information in the form of appraisals, actuarial reports and other valuations are made. However, whether the excess of purchase price over the book value of Conrail's net assets is assigned to physical assets or goodwill is not expected to have a significant effect on net income since railroad assets are typically long-lived and goodwill is amortized over periods of up to 40 years. See "Selected Pro Forma Financial Statements." The foregoing is more completely described in the Corporation's Current Report on Form 8-K, dated April 23, 1997, which is incorporated herein by reference and by which all related statements herein are qualified.



    The foregoing estimates of cost savings, synergies, projected earnings per share and pro forma financial information are "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Corporation, including: (a) future economic conditions in the markets in which the Corporation and Conrail operate; (b) financial market conditions; (c) inflation rates; (d) changing competition and the effects of new and increased competition in the areas served by the Corporation and Conrail;
(e) changes in the economic regulatory climate in the United States railroad industry; (f) the Corporation's ability to eliminate or reduce duplicative administrative and other functions and facilities following the Transaction; (g) labor uncertainties and the Corporation's ability to implement anticipated labor savings; (h) unanticipated environmental and other situations relating to Conrail assets; (i) the Corporation's ability to integrate certain Conrail assets, including its information technology systems, within the Corporation's systems; and (j) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters. There can be no assurance that the estimated savings, revenue increases, synergies, projected earnings per share and pro forma financial information will be achieved; actual savings, revenues increases, synergies, projected earnings per share and pro forma financial information may vary materially from those estimated. The inclusion of such estimates herein should not be regarded as an indication or affirmation that the Corporation or any other party considers such estimates an accurate prediction of future events.


                                USE OF PROCEEDS


    The net proceeds to the Corporation from the sale of the Notes offered hereby, after payment of expenses related to the offering and underwriting
discounts and commissions, are estimated to be $     . The Corporation expects
to use such proceeds to acquire, either directly or indirectly, a portion of the Conrail Shares. See "Recent Developments--Conrail Acquisition." Prior to such use, the Corporation plans to invest the proceeds from the offering in short-term, investment-grade, interest-bearing securities.

                                 CAPITALIZATION


    The following table sets forth the debt and total capitalization of the Corporation at March 31, 1997, and as adjusted to give effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Summary of Historical Financial Information of the Corporation," and the consolidated financial statements of the Corporation appearing elsewhere, or incorporated by reference, in this Prospectus Supplement.



                                                                          HISTORICAL:
                                                                         MARCH 31, 1997  ADJUSTMENTS  PRO FORMA
                                                                         --------------  -----------  ----------
CURRENT DEBT:
  Short-term debt......................................................    $     27.2     $           $     27.2
  Current maturities of long-term debt.................................          56.0                       56.0
                                                                         --------------               ----------
    Total current debt.................................................          83.2                       83.2
LONG-TERM DEBT:
  Railway equipment obligations........................................         349.5                      349.5
  Notes................................................................         700.0       3,000.0      3,700.0
  Commercial paper.....................................................       1,510.5       2,068.4      3,578.9
  Capitalized leases...................................................         223.9                      223.9
  Other................................................................          59.7                       59.7
                                                                         --------------  -----------  ----------
    Total long-term debt...............................................       2,843.6       5,068.4      7,912.0
STOCKHOLDERS' EQUITY:
  Common stock, $1.00 per share par value, 450,000,000 shares
    authorized; 132,685,789 shares issued..............................         132.7                      132.7
  Other capital........................................................         488.1                      488.1
  Retained income......................................................       4,444.8                    4,444.8
  Treasury stock, at cost, 7,252,634 shares............................         (20.6)                     (20.6)
                                                                         --------------               ----------
    Total stockholders' equity.........................................       5,045.0                    5,045.0
                                                                         --------------               ----------
    Total capitalization...............................................    $  7,971.8     $ 5,068.4   $ 13,040.2
                                                                         --------------  -----------  ----------
                                                                         --------------  -----------  ----------
TOTAL DEBT TO TOTAL CAPITALIZATION.....................................          36.7%                      61.3%
                                                                         --------------               ----------
                                                                         --------------               ----------


------------------------


Note: Historical capitalization amounts include $943 million of commercial paper issued in February 1997 to fund the purchase of 8.2 million Conrail Shares.

        RATIO OF EARNINGS TO FIXED CHARGES AND SELECTED FINANCIAL RATIOS


    For purposes of computing the ratios of earnings to fixed charges, earnings represent income before income taxes, plus interest expenses (including a portion of rental expenses representing an interest factor) and subsidiaries' preferred dividend requirements, less the equity in undistributed earnings of 20%-49% owned companies. Fixed charges represent interest expenses (including a portion of rental expense representing an interest factor) plus capitalized interest and subsidiaries' preferred dividend requirements on a pre-tax basis.



    The following table sets forth the ratio of earnings to fixed charges and selected financial ratios for the periods indicated:



                                                            THREE MONTHS
                                                          ENDED MARCH 31,
                                                                                              YEAR ENDED DECEMBER 31,
                                                       ----------------------  -----------------------------------------------------
                                                         1997(1)      1996       1996       1995       1994       1993       1992
                                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges...................        4.24        6.33       6.85       6.70       6.66       5.67       5.67
EBIT/Interest (2)....................................        4.82        7.51       8.12       7.93       7.82       6.52       6.36
EBITDA/Interest (3)..................................        6.92       10.12      10.69      10.53      10.49       9.07       8.84
Total debt to total capitalization...................       36.7%       26.5%      27.6%      25.9%     26.2%     27.4%     29.8%


------------------------


(1) Earnings for the three months ended March 31, 1997, include a $77.2 million charge for the direct costs, principally loan commitment fees, of having secured and maintained certain now-terminated commitments under a February credit agreement that would have provided financing for the Corporation's then-proposed acquisition of all Conrail Shares. Earnings for the three months ended March 31, 1997, also include $7.1 million of interest expense on $1 billion of additional commercial paper issued in February to fund the purchase of 8.2 million Conrail Shares and to pay fees and expenses. Excluding the effects of the charge and the additional commercial paper, the ratio of earnings to fixed charges would have been 6.26; EBIT/interest would have been 7.34; EBITDA/interest would have been 9.79; and total debt to total capitalization would have been 27.5%.


(2) For purposes of computing EBIT/interest, EBIT represents earnings before income taxes plus interest expense on indebtedness. Interest in the denominator includes interest on indebtedness, whether expensed or capitalized.


(3) For purposes of computing EBITDA/interest, EBITDA represents earnings before income taxes plus interest expense on indebtedness, plus depreciation and amortization. Interest in the denominator includes interest on indebtedness, whether expensed or capitalized. The Corporation has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance. The Corporation believes EBITDA is helpful in understanding cash flow generated from operations that is available for debt service, taxes and capital expenditures. EBITDA should not be considered in isolation or as substitute for net income or other consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Corporation.

         SUMMARY OF HISTORICAL FINANCIAL INFORMATION OF THE CORPORATION


    The following table sets forth summary consolidated financial information of the Corporation. The financial information for the five years ended December 31, 1996, contained in the table under the headings "Operating Results", "Per Share Data", and "Financial Position" has been derived from the annual consolidated financial statements of the Corporation and its subsidiaries, audited by KPMG Peat Marwick LLP, independent auditors. Such information at or for the three months ended March 31, 1997 and 1996, are derived from unaudited consolidated financial statements. In management's opinion, the Corporation's unaudited consolidated financial statements at or for the three months ended March 31, 1997 and 1996, include all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation. The operating results for the three months ended March 31, 1997, are not necessarily indicative of the results for the entire year or for any other interim period.



    The following table should be read in conjunction with the audited consolidated financial statements and notes thereto of the Corporation and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, which is incorporated by reference herein.


                                           THREE MONTHS
                                         ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                        1997(1)     1996       1996       1995       1994      1993(2)     1992
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                           (UNAUDITED)             ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS:
Transportation operating revenues:
  Railway operating revenues.........   $1,046.0   $1,016.7   $4,101.0   $4,011.8   $3,918.1   $3,745.9   $3,777.0
  Motor carrier operating
    revenue(3).......................      203.7      198.3      930.2      895.5      891.4      951.9    1,066.6
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total transportation operating
      revenues.......................    1,249.7    1,215.0    5,031.2    4,907.3    4,809.5    4,697.8    4,843.6
Transportation operating expenses:
  Railway operating expenses.........      764.5      754.8    2,936.1    2,950.0    2,874.8    2,830.6    2,850.8
  Motor carrier operating expenses...      199.6      199.2      898.1      871.0      869.3    1,006.8    1,106.3
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total transportation operating
      expenses.......................      964.1      954.0    3,834.2    3,821.0    3,744.1    3,837.4    3,957.1
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations...............      285.6      261.0    1,197.0    1,086.3    1,065.4      860.4      886.5
Other income--net....................       28.5       33.4      115.6      141.8       85.2      136.8       97.8
Charge for credit facility costs
  (1)................................       77.2     --         --         --         --         --         --
Interest expense on debt.............       38.4       27.6      115.7      113.4      101.6       98.6      109.0
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes...........      198.5      266.8    1,196.9    1,114.7    1,049.0      898.6      875.3
Provision for income taxes...........       70.7       98.7      426.5      402.0      381.2      349.9      317.6
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before accounting changes.....      127.8      168.1      770.4      712.7      667.8      548.7      557.7
Cumulative effect of accounting
  changes............................     --         --         --         --         --          223.3     --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...........................     $127.8     $168.1     $770.4     $712.7     $667.8     $772.0     $557.7
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
PER SHARE DATA:
Earnings.............................      $1.02      $1.31      $6.09      $5.44      $4.90      $5.54      $3.94
Dividends............................      $0.60      $0.56      $2.24      $2.08      $1.92      $1.86      $1.80
Stockholders' equity at period end...     $40.22     $37.80     $39.79     $37.42     $35.19     $33.36     $30.16
FINANCIAL POSITION:
Total assets.........................  $12,432.3  $11,055.2  $11,416.4  $10,904.8  $10,587.8  $10,519.8  $10,400.5
Total long-term debt, including
  current maturities.................   $2,899.6   $1,700.7   $1,856.3   $1,639.0   $1,619.8   $1,595.2   $1,648.9
Stockholders' equity.................   $5,045.0   $4,838.2   $4,977.6   $4,829.0   $4,684.8   $4,620.7   $4,232.6
OTHER DATA:
Capital expenditures.................     $259.5     $237.4     $796.0     $763.4     $712.9     $669.2     $716.1
Average number of shares outstanding
  (thousands)........................    125,255    128,215    126,457    130,996    136,301    139,414    141,459
Number of stockholders at period
  end................................     53,378     55,283     50,748     53,401     52,442     51,884     51,200

                                           THREE MONTHS
                                         ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                        1997(1)     1996       1996       1995       1994      1993(2)     1992
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           (UNAUDITED)             ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Average number of employees:
Rail.................................     23,340     23,558     23,361     24,488     24,710     25,531     25,650
Nonrail..............................      2,498      2,455      2,469      2,456      2,458      3,773      4,485
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total................................     25,838     26,013     25,830     26,944     27,168     29,304     30,135
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------

------------------------


(1) The Corporation recorded a $77.2 million pretax charge in the first quarter of 1997 for the direct costs, principally loan commitment fees, of having secured and maintained certain now-terminated commitments under a credit agreement entered into in February that would have provided financing for the Corporation's then-proposed acquisition of all Conrail Shares. This charge reduced first quarter net income by $49.7 million, or $0.40 per share. Excluding the charge, net income and earnings per share would have been $177.5 million, and $1.42, respectively.



(2) 1993 results include a $54 million increase in the provision for income taxes, reflecting a 1% increase in the federal income tax rate, which reduced net income by $54 million, or $0.39 per share. 1993 motor carrier expenses include a $50 million restructuring charge for the disposition of two NAVL businesses. The cumulative effect of accounting changes increased 1993 earnings by $223 million, or $1.60 per share. The change in accounting for income taxes increased net income by $467 million, with a corresponding reduction in deferred taxes. The changes in accounting for postretirement and postemployment benefits decreased net income by $244 million.



(3) Motor carrier revenues have been reclassified to conform to a change in presentation, made in the first quarter of 1997, from a net basis to a gross basis. Certain motor carrier expenses previously reported net in revenue have been reclassified to motor carrier expenses to conform with recent industry reporting practices. Motor carrier operating income is not affected by this change. All previous periods presented have been reclassified to conform with the first quarter 1996 presentation.

             SUMMARY OF HISTORICAL FINANCIAL INFORMATION OF CONRAIL


    The following table sets forth summary consolidated financial information of Conrail. The financial information has been derived from the audited annual consolidated financial statements of Conrail and its subsidiaries, included in Conrail's Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, 1995, 1994 and 1993 as filed with the Commission. The table should be read in conjunction with the audited consolidated financial statements and notes thereto of Conrail and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the aforementioned Annual Reports on Form 10-K of Conrail. Reports on Form 10-K for years prior to 1993 were filed by Consolidated Rail Corporation, Conrail's only significant subsidiary and primary asset, for those time periods, and 1992 historic data presented herein are with respect to such corporation.


                                                                                         YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------------------------
                                                                            1996       1995       1994       1993       1992
                                                                          ---------  ---------  ---------  ---------  ---------

                                                                                ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
REVENUES................................................................     $3,714     $3,686     $3,733     $3,453     $3,345
                                                                          ---------  ---------  ---------  ---------  ---------
OPERATING EXPENSES:
  Way and structures....................................................        462        485        499        492        465
  Equipment.............................................................        803        766        815        703        692
  Transportation........................................................      1,385      1,324      1,379      1,283      1,306
  General and administrative............................................        328        370        350        384        348
  Voluntary separation programs.........................................        135     --         --         --         --
  Asset disposition charge..............................................     --            285     --         --         --
  Early retirement program..............................................     --         --             84     --         --
                                                                          ---------  ---------  ---------  ---------  ---------
    Total operating expenses............................................     $3,113     $3,230     $3,127     $2,862     $2,811
                                                                          ---------  ---------  ---------  ---------  ---------
Income from operations..................................................        601        456        606        591        534
Interest expense........................................................       (182)      (194)      (192)      (185)      (172)
Loss on disposition of subsidiary.......................................     --         --         --            (80)    --
Other income, net.......................................................        112        130        118        114         98
                                                                          ---------  ---------  ---------  ---------  ---------
Income before income taxes and the cumulative effect of changes in
  accounting principles.................................................        531        392        532        440        460
Income taxes............................................................        189        128        208        206        178
                                                                          ---------  ---------  ---------  ---------  ---------
Income before the cumulative effect of changes in accounting
  principles............................................................       $342       $264       $324       $234       $282
Cumulative effect of changes in accounting principles...................     --         --         --            (74)    --
                                                                          ---------  ---------  ---------  ---------  ---------
Net income..............................................................       $342       $264       $324       $160       $282
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
Income per common share before the cumulative effect of changes in accounting principles:
  Primary...............................................................      $4.25      $3.19      $3.90      $2.74      $3.28
  Fully diluted.........................................................       3.89       2.94       3.56       2.51       2.99
Cumulative effect of changes in accounting principles per common share:
  Primary...............................................................     --         --         --           (.92)    --
  Fully Diluted.........................................................     --         --         --           (.81)    --
Net income per common share:
  Primary...............................................................      $4.25      $3.19      $3.90      $1.82      $3.28
  Fully diluted.........................................................       3.89       2.94       3.56       1.70       2.99
Ratio of earnings to fixed charges......................................       3.19       2.51       3.19       2.98       3.33

                                                                                             AT DECEMBER 31,
                                                                          -----------------------------------------------------
                                                                            1996       1995       1994       1993       1992
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                                             ($ IN MILLIONS)
BALANCE SHEET DATA:
ASSETS:
Current assets..........................................................     $1,117     $1,206     $1,125     $1,062       $790
Property and equipment, net.............................................      6,590      6,408      6,498      6,313      6,013
Other assets............................................................        695        810        699        573        512
                                                                          ---------  ---------  ---------  ---------  ---------
    Total assets........................................................     $8,402     $8,424     $8,322     $7,948     $7,315
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
LIABILITIES AND STOCKHOLDER'S EQUITY:
Current liabilities.....................................................     $1,092     $1,170     $1,201     $1,075     $1,279
Long-term debt..........................................................      1,876      1,911      1,940      1,959      1,577
Casualty reserves.......................................................        190        217        212        132        153
Deferred income tax.....................................................      1,478      1,393      1,203      1,081        644
Special income tax obligation...........................................        346        440        513        575        569
Other liabilities.......................................................        313        316        328        342        345
                                                                          ---------  ---------  ---------  ---------  ---------
        Total liabilities...............................................     $5,295     $5,447     $5,397     $5,164     $4,567
                                                                          ---------  ---------  ---------  ---------  ---------
Commitments and contingencies
Stockholders' equity:
  Preferred stock (no par value; 15,000,000 shares authorized; no shares
    issued)                                                                  --         --         --         --         --
  Series A ESOP convertible junior preferred stock (no par value;
    10,000,000 shares authorized; 7,303,920 and 9,770,993 shares issued
    and outstanding, respectively)......................................        211        282        283        286        287
  Unearned ESOP compensation............................................       (222)      (233)      (243)      (253)      (263)
  Common stock ($1 par value; 250,000,000 shares authorized; 87,768,428 and $85,392,392 shares issued, respectively; 82,244,973 and
    82,094,675 shares outstanding, respectively)........................         88         85         80         80         83
  Additional paid-in capital............................................      2,404      2,187      1,848      1,819      1,888
  Employee benefits trust, at market (3,394,988 and 4,706,665 shares,
    respectively).......................................................       (384)      (329)    --         --         --
  Retained earnings.....................................................      1,357      1,176      1,056        857        903
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                              3,454      3,168      3,024      2,789      2,898
  Treasury stock at cost (5,523,455 and 3,297,717 shares,
    respectively).......................................................       (347)      (191)       (99)        (5)      (150)
                                                                          ---------  ---------  ---------  ---------  ---------
    Total stockholders' equity..........................................      3,107      2,977      2,925      2,784      2,748
                                                                          ---------  ---------  ---------  ---------  ---------
    Total liabilities and stockholders' equity..........................     $8,402     $8,424     $8,322     $7,948     $7,315
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------

                    SELECTED PRO FORMA FINANCIAL STATEMENTS


    The unaudited pro forma financial statements included herein present the Corporation's historical balance sheet and income statement for 1996 adjusted to reflect its acquisition of an interest in Conrail, accounted for under the equity method. See "Recent Developments--Conrail Acquisition."



    The equity method of accounting will be used during the period the Conrail Shares are held in the joint voting trust. The accounting treatment for the Corporation's investment in Conrail after STB approval is received will be determined based upon the extent of control that the Corporation and CSX will individually have over specific Conrail assets and is expected to be resolved after completion of the more-detailed definitive documentation to be negotiated between the Corporation and CSX.



    The unaudited pro forma financial statements do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings, any adjustments to conform accounting practices or any one-time costs incurred by either the Corporation or Conrail to achieve such improvements. THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS ARE PREPARED FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE FINANCIAL POSITION OR RESULTS OF OPERATIONS THAT MIGHT HAVE OCCURRED HAD THE APPLICABLE TRANSACTIONS ACTUALLY TAKEN PLACE ON THE DATE INDICATED, OR OF FUTURE RESULTS OF OPERATIONS OR FINANCIAL POSITION OF THE STAND ALONE OR COMBINED ENTITIES. Consummation of the Joint Offer by the Corporation and CSX is conditioned upon, among other things, that prior to the expiration of the Joint Offer, there shall have been validly tendered and not withdrawn such number of Conrail Shares which, together with the Conrail Shares already beneficially owned by the Corporation and CSX, constitutes at least a majority of outstanding Conrail Shares on a fully diluted basis. Consummation of the Transaction is conditioned upon, among other things, approval of the STB.



    The acquisition is reflected in the pro forma balance sheet as if it had occurred on December 31, 1996, and in the statement of income as if it had occurred on January 1, 1996. The financial information for Conrail used in the preparation hereof was for the year ended December 31, 1996, and was excerpted from Conrail's Annual Report on Form 10-K for the year ended December 31, 1996. Conrail's 1996 results include a special charge of $135 million (pre-tax) for voluntary separation programs.



    The unaudited pro forma financial statements are based on the historical consolidated financial statements of the Corporation and Conrail and should be read in conjunction with such historical financial statements and the notes thereto.

       PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF THE CORPORATION

                            AS OF DECEMBER 31, 1996
                                   UNAUDITED
                                ($ IN MILLIONS)


                                                                                                          PRO FORMA
                                                                                                            WITH
                                                                                            PRO FORMA      CONRAIL
                                                                             HISTORICAL    ADJUSTMENTS   INVESTMENT
                                                                             -----------  -------------  -----------
Assets
    Current assets.........................................................   $   1,457     $             $   1,457
    Investments............................................................         274         6,011(1)      6,285
    Property and equipment, net............................................       9,529                       9,529
    Other assets...........................................................         156                         156
                                                                             -----------       ------    -----------
      Total assets.........................................................   $  11,416     $   6,011     $  17,427
                                                                             -----------       ------    -----------
                                                                             -----------       ------    -----------
Liabilities and Equity
    Current liabilities....................................................   $   1,190                       1,190
    Long-term debt.........................................................       1,800         6,011(2)      7,811
    Other liabilities......................................................       1,037                       1,037
    Deferred income taxes..................................................       2,412                       2,412
                                                                             -----------       ------    -----------
      Total liabilities....................................................   $   6,439     $   6,011     $  12,450
Stockholders' equity
    Common stock...........................................................         132                         132
    Additional paid in capital.............................................         462                         462
    Retained earnings......................................................       4,404                       4,404
    Treasury stock.........................................................         (21)                        (21)
                                                                             -----------       ------    -----------
      Total stockholders' equity...........................................       4,977                       4,977
                                                                             -----------       ------    -----------
                                                                              $  11,416     $   6,011     $  17,427
                                                                             -----------       ------    -----------
                                                                             -----------       ------    -----------


           See accompanying Notes to Pro Forma Financial Statements.

    PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME OF THE CORPORATION

                          YEAR ENDED DECEMBER 31, 1996
                                   UNAUDITED
                     ($ IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                                                       PRO FORMA
                                                                                         PRO FORMA   WITH CONRAIL
                                                                           HISTORICAL   ADJUSTMENTS  INVESTMENT(3)
                                                                           -----------  -----------  -------------
Transportation operating revenues........................................   $   5,031    $             $   5,031
Transportation operating expenses........................................       3,834                      3,834
                                                                           -----------               -------------
  Income from operations.................................................       1,197                      1,197
Other income--net........................................................         116          122(4)         238
Interest expense on debt.................................................        (116)        (415)(2)        (531)
                                                                           -----------  -----------  -------------
  Income before income taxes.............................................       1,197         (293)          904
Provision for income taxes...............................................         427         (154)(5)         273
                                                                           -----------  -----------  -------------
  Net income.............................................................   $     770    $    (139)    $     631
                                                                           -----------  -----------  -------------
                                                                           -----------  -----------  -------------
Earnings per share.......................................................   $    6.09                  $    4.99
Average number of shares (in thousands)..................................     126,457                    126,457


           See accompanying Notes to Pro Forma Financial Statements.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS


(1) Pursuant to the Agreement, the Corporation will invest approximately $5.9 billion (including $943 million already expended) to acquire control over various Conrail routes and assets or rights thereto. The acquisition is expected to be financed with a combination of notes and commercial paper. The Purchase Price has been preliminarily calculated as follows:



                                                                                       (IN MILLIONS,
                                                                                      EXCEPT PER SHARE
PRELIMINARY CALCULATION OF PURCHASE PRICE                                                  DATA)
----------------------------------------------------------------------------------
Conrail Shares outstanding December 31, 1996......................................           89,549
Less: Conrail Shares acquired pursuant to CSX's first tender offer................          (17,775)
     Conrail Shares acquired pursuant to the Corporation's first tender offer.....           (8,200)
                                                                                            -------
                                                                                             63,574
Joint tender offer price per Conrail Share........................................       $      115
                                                                                            -------
     Cost of Conrail Shares to be acquired pursuant to the Joint Offer............            7,311
Plus: Cost of Conrail Shares acquired pursuant to CSX's first tender offer........            1,955
     Cost of Conrail Shares acquired pursuant to the Corporation's first tender
       offer......................................................................              943
                                                                                            -------
                                                                                             10,209
The Corporation's allocation......................................................               58%
                                                                                            -------
                                                                                              5,921
Estimated Transaction fees payable by the Corporation.............................               90
                                                                                            -------
     Purchase Price payable by the Corporation....................................       $    6,011
                                                                                            -------
                                                                                            -------



(2) Long-term debt has been increased by $6.0 billion to reflect the financing of the acquisition and the transaction costs. The Pro Forma Statement of Income reflects the estimated increase in interest expense, at an estimated 6.9% on that debt. If interest rates vary by one-eighth of one percent from that assumed, interest expense would change by $8 million annually.



(3) As described in Note 4 below, pro forma amounts reflected in the Pro Forma Condensed Consolidated Statement of Income were calculated and presented in accordance with the equity method of accounting. Excluding the effects of Conrail's one-time after-tax charge of $83 million related to voluntary separation programs and after-tax merger-related costs of $10 million, pro forma net income and pro forma earnings per share for 1996 would have been $681 million and $5.39, respectively.



(4) The equity method of accounting will be applied to the Corporation's investment in Conrail during the pendency of the voting trust in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Accordingly, the Pro Forma Statement of Income includes 58% of Conrail's 1996 historical net income, adjusted for amortization, net of tax, of the difference between the Corporation's investment in Conrail and Conrail's underlying equity in net assets. The difference is primarily attributable to the estimated fair value of property and equipment, net of the related deferred taxes and includes approximately $200 million in goodwill. This adjustment is based on preliminary estimates of fair values and will change as additional information in the form of appraisals, actuarial reports and other valuations are made.



(5) The pro forma income statement includes the tax effect of the additional interest expense (see Note 2 above) and the tax effect of the equity income (see Note 4 above).

                              DESCRIPTION OF NOTES

GENERAL


    The 2002 Notes, the 2007 Notes, the 2027 Notes and the 2037 Notes will be issued as separate series of Senior Debt Securities under a supplement to an Indenture, dated as of January 15, 1991, as amended or supplemented from time to time (the "Senior Indenture"), between the Corporation and First Trust of New York, National Association, as successor trustee. The provisions of the Senior Indenture are more fully described under "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus and the Senior Indenture. As of the date of this Prospectus Supplement, $700 million aggregate principal amount of Senior Debt Securities has been issued under the Senior Indenture, all of which remains outstanding.



    The 2002 Notes will be limited to $         aggregate principal amount, the
2007 Notes will be limited to $         aggregate principal amount, the 2027
Notes will be limited to $         aggregate principal amount and the 2037 Notes
will be limited to $         aggregate principal amount. The Notes are unsecured
obligations of the Corporation and rank equally with all other unsecured and unsubordinated indebtedness of the Corporation. Reference is made to the accompanying Prospectus for a more detailed summary of additional provisions of the Notes. Each series of Notes will bear interest at the rate per annum set
forth on the cover of this Prospectus Supplement, in each case from       ,
1997, or from the most recent Interest Payment Date to which interest has been
paid or duly provided for, payable semi-annually on       and       of each
year, commencing       1997, to the persons in whose names the Notes are
registered at the close of business on       or       , as the case may be, next
preceding such Interest Payment Date. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in the City of New York are open for business.



    The 2002 Notes will mature on       , 2002. The 2007 Notes will mature on
      , 2007. The 2027 Notes will mature on       , 2027. The 2037 Notes will
mature on       , 2037. The 2002 Notes and the 2007 Notes are not subject to any sinking fund provisions and are not redeemable prior to maturity.



OPTIONAL REDEMPTION OF 2027 AND 2037 NOTES



    The 2027 Notes will be redeemable in whole or in part, at the option of the Corporation, upon not less than 30 nor more than 60 days prior written notice, at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a
semi-annual basis, at the Treasury Yield plus    basis points, together with
accrued interest to the date of redemption; provided, however, that interest installments due on an Interest Payment Date which is on or prior to the date of redemption will be payable to holders who are holders of record of such 2027 Notes (or one or more predecessor 2027 Notes) as of the close of business on the Regular Record Date preceding such Interest Payment Date. After May 15, 2004, the 2037 Notes shall be redeemable at any time at the option of the Corporation in the same manner as the 2027 Notes.



    "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price of the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity most comparable to the remaining term of the 2027 Notes or the 2037 Notes, as the case may be, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2027 Notes or the 2037 Notes, as the case may be.



    "Independent Investment Banker" means J.P. Morgan Securities Inc. or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Senior Trustee after consultation with the Corporation.



    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York, New York time, on the third business day preceding such redemption date.



    "Reference Treasury Dealer" means each of J.P. Morgan Securities Inc. and Merrill Lynch Government Securities Inc. and their respective successors; PROVIDED, HOWEVER, that if one of the foregoing ceases to be a primary U.S. Government securities dealer in New York, New York (a "Primary Treasury Dealer") or otherwise fails to provide a Reference Treasury Dealer Quotation, the Corporation will substitute therefor another Primary Treasury Dealer.



REDEMPTION AT THE OPTION OF HOLDERS OF 2037 NOTES ON MAY 15, 2004



    On May 15, 2004, or if such date is not a business day, then the next succeeding business day (the "Redemption Date"), each holder of 2037 Notes (a "Holder") will have the right (the "Redemption Right") to require the Corporation to redeem all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's 2037 Notes for cash at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the Redemption Date.



    On or prior to March 1, 2004, the Corporation will mail a notice to each Holder stating that (a) in order for a Holder to exercise the Redemption Right, the Holder must surrender the 2037 Notes in respect of which the Redemption Rights is being exercised, together with the form entitled "Option of Holder to Elect Redemption on May 15, 2004" on the reverse of the 2037 Notes, duly completed, or transfer such 2037 Notes by book-entry, to the Trustee during the period from March 15, 2004 and prior to 5:00 p.m., New York, New York time on April 15, 2004 (or if such date is not a business day, then the next succeeding business day), (b) any election on the part of a Holder to exercise the Redemption Right effected in accordance with the foregoing shall be irrevocable on the part of the Holder and may not be withdrawn, (c) Holders whose 2037 Notes are being redeemed only in part will be issued new 2037 Notes equal in principal amount to the unredeemed portion of the 2037 Notes surrendered, which unredeemed portion must be equal to $1,000 in principal amount or an integral multiple thereof, and (d) unless the Corporation defaults in the payment of principal and accrued interest on the 2037 Notes to be redeemed on the Redemption Date, interest on such 2037 Notes will cease to accrue on the Redemption Date. The Corporation will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to the redemption of the 2037 Notes pursuant to the Redemption Right.

    On the Redemption Date, the Corporation will, to the extent lawful, deposit with the Trustee an amount sufficient to redeem all 2037 Notes or portions thereof being redeemed (together with accrued interest). Failure by the Corporation to redeem the 2037 Notes on the Redemption Date will result in an Event of Default under the Senior Indenture.



    Because the 2037 Notes will be represented by Global Notes (as defined below), a Holder must exercise the Redemption Right through the Depositary's nominee. In order to ensure that the Depositary's nominee will exercise in a timely manner the Redemption Right with respect to a particular 2037 Note, the beneficial owner of an interest therein must instruct the broker or other direct or indirect participant through which it holds an interest in such 2037 Note to notify the Depositary of its desire to exercise the Redemption Right. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each such beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a Global Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary.



    All questions regarding the validity, form, eligibility (including time of receipt) and acceptance of any 2037 Note for redemption will be determined by the Corporation, whose determination will be final and binding.



COVENANTS



    The Senior Indenture will be supplemented to contain the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Notes offered hereby are outstanding.



    LIMITATION ON LIENS ON STOCK OR INDEBTEDNESS OF PRINCIPAL SUBSIDIARIES. The Senior Indenture provides that the Corporation will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any mortgage, pledge, lien, encumbrance, charge or security interest of any kind, other than a Purchase Money Lien, upon any stock or indebtedness, whether owned on the date any Notes are first issued or thereafter acquired, of any Principal Subsidiary, to secure any Obligation (other than the Notes) of the Corporation, any Subsidiary or any other person, without in any such case making effective provision whereby all of the outstanding Notes shall be directly secured equally and ratably with such Obligation. This restriction does not apply to any mortgage, pledge, lien, encumbrance, charge or security interest on any stock or indebtedness of a corporation existing at the time such corporation becomes a Subsidiary. This provision does not restrict any other property of the Corporation or its Subsidiaries. "Obligation" is defined as indebtedness for money borrowed or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness. "Purchase Money Lien" is defined as any mortgage, pledge, lien, encumbrance, charge or security interest of any kind upon any stock or indebtedness of any Principal Subsidiary acquired after the date any Notes are first issued if such Purchase Money Lien is for the purpose of financing, and does not exceed, the cost to the Corporation or any Subsidiary of acquiring the indebtedness of such Principal Subsidiary and such financing is effected concurrently with, or within 180 days after, the date of such acquisition. "Principal Subsidiary" is defined as NS Railway and NAVL. "Subsidiary" is defined as an entity a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Corporation or one or more Subsidiaries, but does not include Conrail. The Senior Indenture does not prohibit the sale by the Corporation or any Subsidiary of any stock or indebtedness of any Subsidiary.



    LIMITATIONS ON FUNDED DEBT. The Senior Indenture provides that the Corporation will not permit any Restricted Subsidiary to incur, issue, guarantee or create any Funded Debt unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Funded Debt of the Restricted Subsidiaries would not exceed an amount equal to 15% of Consolidated Net Tangible Assets.



    The limitation on Funded Debt will not apply to , and there will be excluded from Funded Debt in any computation under such restriction, Funded Debt secured by: (i) Liens on real or physical property of any corporation existing at the time such corporation becomes a Subsidiary; (ii) Liens on real or physical property existing at the time of acquisition thereof incurred within 180 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by the Corporation or any Restricted Subsidiary; (iii) Liens on real or physical property thereafter acquired (or constructed) by the Corporation or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof; (iv) Liens in favor of the Corporation or any Restricted Subsidiary; (v) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute, (vi) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal Income taxation pursuant to Section 103(b) of the Internal Revenue Code of 1954, as amended; (vii) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt, if made and continuing in the ordinary course of business; (viii) Liens incurred (no matter when created) in connection with the Corporation's or a Restricted Subsidiary's engaging in leveraged or single-investor lease transaction; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of the Corporation or such Restricted Subsidiary; (ix) Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Corporation or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety, repletion and appeal bonds to which the Corporation or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens and Liens arising out of judgments or awards against the Corporation or any Restricted Subsidiary with respect to which the Corporation or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Corporation or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easement or reservations of , or rights of others for, rights of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as the use of real properties, which Liens, exceptions, encumbrances easements, reservations, rights and restrictions do not, in the opinion of the Corporation, in the aggregate materially detract from he value of said properties or material impair their use in the operation of the business of the Corporation and its Restricted Subsidiaries; (x) Liens incurred to finance construction, alteration or repair of any real or physical property and improvements thereto prior to or within 270 days after completion of such construction, alteration or repair;
(xi) Liens incurred (no matter when created) in connection with a Securitization Transaction; (xii) Liens on property (or any Receivable arising in connection with the lease thereof) acquired by the Corporation or a Restricted Subsidiary through repossession, foreclosure or liens proceeding and existing at the time of the repossession, foreclosure, or like proceeding; (xiii) Liens on deposits of the Corporation or a Restricted Security with banks (in the aggregate, not exceeding $50 million), in accordance with customary banking practice. In connection with the providing by the Corporation or a Restricted Subsidiary of financial accommodations to any Person in the ordinary course of business; or
(xiv) any extension, renewal, refunding or replacement of the foregoing.



    The following definitions apply only to the foregoing limitations on Funded Debt.

    "Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of the Corporation and Restricted Subsidiaries as at the end of the fiscal quarter of the Corporation ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (i) all current liabilities (due within one year) as shown on such balance sheet, (ii) applicable reserves, (iii) investments in and advances to Securitization Subsidiaries and Subsidiaries of Securitization Subsidiaries that are consolidated on the consolidated balance sheet of the Corporation and its Subsidiaries, and (iv) Intangible Assets and liabilities relating thereto.



    "Funded Debt" means (i) any indebtedness of a Restricted Subsidiary maturing more than 12 months after the time of computation thereof, (ii) guarantees by a Restricted Subsidiary of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) all preferred stock of such Restricted Subsidiary, and (iv) all Capital Lease Obligations (as defined in the Senior Indenture) of a Restricted Subsidiary.



    "Indebtedness" means, at any date, without duplication, (i) all obligations for borrowed money of a Restricted Subsidiary or any other indebtedness of a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (ii) Funded Debt, except such obligations and other indebtedness of a Restricted Subsidiary and Funded Debt, if any, incurred as a part of a Securitization Transaction.



    "Intangible Assets" means at any date, the value (net of any applicable reserves) as shown on or reflected in the most recent consolidated balance sheet of the Corporation and the Restricted Subsidiaries as at the end of the fiscal quarter of the Corporation ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (i) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (ii) organizational and development costs;
(iii) deferred charges (other than prepaid items, such as insurance, taxes, interest, commissions, rents, deferred interest waiver, compensation and similar items and tangible assets being amortized); and (iv) unamortized debt discount and expense, less unamortized premium.



    "Liens" means such pledges, mortgages, security interests and other liens, including purchase money liens, on property of the Corporation or any Restricted Subsidiary which secure Funded Debt.



    "Receivables" mean any right of payment from or on behalf of any obligor, whether constituting an account, chattel paper, instrument, general intangible or otherwise, arising, either directly or indirectly, from the financing by the Corporation or any Subsidiary of the Corporation of property or services, monies due thereunder, security interests in the property and services financed thereby and any and all other related rights.



    "Restricted Subsidiary" means each Subsidiary of the Corporation other than Securitization Subsidiaries and Subsidiaries of Securitization Subsidiaries.



    "Securitization Subsidiary" means a Subsidiary of the Corporation (i) which is formed for the purpose of effecting one or more Securitization Transactions and engaging in other activities reasonably related thereto and (ii) as to which no portion of the Indebtedness (as defined in the Senior Indenture) or any other obligations of which (a) is guaranteed by any Restricted Subsidiary, or (b) subjects any property or assets of any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to any lien, other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Securitization Transaction and intercompany notes and other forms of capital or credit support relating to the transfer or sale of Receivables or asset-backed securities to such Securitization Subsidiary and customarily necessary or desirable in connection with such transactions.



    "Securitization Transaction" means any transaction or series of transactions that have been or may be entered into by the Corporation or any of its Subsidiaries in connection with or reasonably related to a transaction or series of transactions in which the Corporation or any of its Subsidiaries may sell, convey or otherwise transfer to (i) a Securitization Subsidiary or (ii) any other Person, or may grant a security interest in, any Receivables or asset-backed securities or interest therein (whether such Receivables or securities are then existing or arising in the future) of the Corporation or any of its Subsidiaries, and any assets related thereto, including, without limitation, all security interests in the property or services financed thereby, the proceeds of such Receivables or asset-backed securities and any other assets which are sold in respect of which security interests are granted in connection with securitization transactions involving such assets.


BOOK-ENTRY SYSTEM


    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Notes. Upon issuance, each series of Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.



    Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through Participants. Upon the issuance of a Global Note, DTC will credit, on its book- entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Notes.



    So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Corporation understands that under existing industry practices, if the Corporation requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.



    Principal and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Corporation, the Trustee or any other agent of the Corporation or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Corporation expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Corporation also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.



    If DTC is at any time unwilling or unable to continue as depository for the Notes and the Corporation fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Corporation will issue the Notes in definitive form in exchange for the respective Global Notes. Any Notes issued in definitive form in exchange for the Global Notes will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Notes.



    DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


SAME-DAY SETTLEMENT AND PAYMENT


    Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Corporation in immediately available funds.



    The Notes will trade in DTC's Same-Day Funds Settlement System until maturity and secondary market trading activity in the Notes will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING


    Subject to the terms and conditions contained in an Underwriting Agreement,
dated May   , 1997 (the "Underwriting Agreement"), the Corporation has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc. ("J.P. Morgan"), PaineWebber Incorporated ("PaineWebber") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), and the additional underwriters, if any, named in the Underwriting Agreement (collectively, the "Underwriters"), and the Underwriters have severally agreed to purchase, the respective principal amount of Notes set forth opposite their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.



                                                    PRINCIPAL       PRINCIPAL       PRINCIPAL       PRINCIPAL
                                                  AMOUNT OF 2002  AMOUNT OF 2007  AMOUNT OF 2027  AMOUNT OF 2037
UNDERWRITER                                           NOTES           NOTES           NOTES           NOTES
------------------------------------------------  --------------  --------------  --------------  --------------
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated..................................    $               $               $               $
J.P. Morgan Securities Inc. ....................
PaineWebber Incorporated........................
Donaldson, Lufkin & Jenrette Securities
  Corporation...................................
        Total...................................    $               $               $               $



    The Underwriters have advised the Corporation that they propose initially to offer the Notes to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of    % of the principal amount of the 2002
Notes,    % of the principal amount of the 2007 Notes,    % of the principal
amount of the 2027 Notes and    % of the principal amount of the 2037 Notes. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of    % of the principal amount of the 2002 Notes, a    % of the principal
amount of the 2007 Notes,    % of the principal amount of the 2027 Notes and
   % of the principal amount of the 2037 Notes to other brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.



    In the Underwriting Agreement, the Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof. Each series of Notes is a new issue of securities with no established trading market. The Corporation does not intend to apply for listing of any series of the Notes on any national securities exchange. The Corporation has been advised by the Underwriters that the Underwriters intend to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.



    In connection with the offerings of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offerings of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offerings of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

    Each of Merrill Lynch, J.P. Morgan, PaineWebber and DLJ and/or their affiliates from time to time provides commercial banking and/or investment banking and financial advisory services to the Corporation. Both Merrill Lynch and J.P. Morgan are acting as financial advisors to the Corporation with respect to the acquisition of Conrail and as Dealer Managers with respect to the Joint Offer.


                                 LEGAL MATTERS


    The validity of the Notes will be passed upon for the Corporation by William
A. Noell, Jr., Esq., Corporate Counsel for the Corporation, Norfolk, Virginia (or by such other senior corporate counsel as may be designated by the Corporation). Mr. Noell, in his capacity as Corporate Counsel for the Corporation, is a participant in various employee benefit and incentive plans, including stock option plans, offered to employees of the Corporation. Certain legal matters relating to the offering of the Notes will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP will rely as to certain matters of Virginia law on the opinion of William A. Noell, Jr., Esq., Corporate Counsel for the Corporation (or such other senior corporate counsel as may be designated by the Corporation) . Skadden, Arps, Slate, Meagher & Flom LLP has from time to time provided legal advice and services to the Corporation. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to the Corporation with respect to the acquisition of Conrail.

                       SUBJECT TO COMPLETION--MAY 5, 1997


PROSPECTUS

                                     [LOGO]

                              U.S. $4,300,000,000
                          NORFOLK SOUTHERN CORPORATION

              DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES
                                AND COMMON STOCK
                                 --------------

    Norfolk Southern Corporation (the "Corporation") directly, through agents designated from time to time or through dealers or underwriters also to be designated, may offer and issue from time to time (i) debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), in one or more series; (ii) Preferred Stock, without par value (the "Preferred Stock"), in one or more series, which may be issued in the form of depositary shares (the "Depositary Shares") evidenced by depositary receipts and (iii) Common Stock, par value $1.00 per share (the "Common Stock"), on terms to be determined at the time of sale. The Common Stock is listed on the New York Stock Exchange under the symbol "NSC." The Debt Securities, the Preferred Stock, the Depositary Shares and the Common Stock are hereinafter collectively referred to as the "Securities." The Securities that may be offered pursuant to this Prospectus will be limited to an aggregate initial public offering price of up to $4,300,000,000 or the equivalent thereof in one or more foreign currencies, currency units or composite currencies.

    The accompanying Prospectus Supplement will set forth specific terms of the Securities, including (i) in the case of Debt Securities, specific designation and denomination (which may be in United States dollars, or in any other currency or currencies, currency unit or units or composite currency or currencies), aggregate principal amount, rank, maturity, interest rate (or the manner of calculation thereof), if any, and time of payment of interest, purchase price, any terms for redemption, sinking funds, conversion or exchange and any other specific terms of the Debt Securities; (ii) in the case of a particular series of Preferred Stock, specific designation, aggregate number of shares offered, dividend rate (or manner of calculation thereof), dividend periods (or manner of calculation thereof), liquidation preference, voting rights, any terms for redemption, whether and on what terms the shares of such series may be converted into Common Stock at the option of the holder, whether Depositary Shares representing shares of such series of Preferred Stock will be offered and, if so, the fraction of a share of Preferred Stock represented by each depositary share, listing, if any, on a securities exchange and any other specific terms of such series of Preferred Stock; and (iii) in the case of Common Stock, the number of shares offered and the purchase price therefor.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

    If an agent of the Corporation or a dealer or underwriter is involved in the sale of the Securities in respect of which this Prospectus is being delivered, that agent's commission, dealer's purchase price or underwriter's discount is set forth in, or may be calculated from, the accompanying Prospectus Supplement, and the net proceeds to the Corporation from such sale will be the purchase price of such Securities less such commission in the case of an agent, the purchase price of such securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other related issuance expenses. The Corporation reserves the sole right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Securities to be made directly or through agents. Any underwriters, dealers or agents participating in an offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"). See "Plan of Distribution" for possible indemnification arrangements for any agents, dealers or underwriters.

                              -------------------

                  The date of this Prospectus is May  , 1997.

                             AVAILABLE INFORMATION

    The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed fees. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov. Reports, proxy statements and other information concerning the Corporation also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Corporation's Common Stock is listed.

    The Corporation has filed with the Commission a registration statement on Form S-3 under the Act which relates to the Securities (the "Registration Statement"). As permitted by the rules and regulations promulgated by the Commission, this Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Corporation and the Securities, reference hereby is made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any agreement, instrument or other document referred to herein are not necessarily complete, and in each instance reference is made to the full text of the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by reference to the full text of each such agreement, instrument or document.
                              -------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Corporation (File No. 1-8339) are incorporated in this Prospectus by reference: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed on March 27, 1997; (2) Current Report on Form 8-K dated February 5, 1997 and filed on February 15, 1997; (3) Current Report on Form 8-K dated April 8, 1997 and filed on April 10, 1997, as amended by Current Report on Form 8-K/A dated and filed on May 1, 1997; and (4) Current Report on Form 8-K dated and filed on April 23, 1997.

    All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus from the respective dates of filing such documents. Any statement contained in this Prospectus or in a document all or a portion of which is incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part hereof except as so modified, and any statement so superseded shall not be deemed to constitute a part hereof.

    The Corporation will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written request of any such person, a copy of any or all of the foregoing documents incorporated by reference herein, other than certain exhibits to such documents. Requests should be directed to: NORFOLK SOUTHERN CORPORATION, THREE COMMERCIAL PLACE, NORFOLK, VIRGINIA 23510-2191, ATTENTION: CORPORATE SECRETARY (TELEPHONE NUMBER: (757) 629-2680).

                          NORFOLK SOUTHERN CORPORATION

    Norfolk Southern Corporation (the "Corporation") is a Virginia-based holding company that owns all the common stock of and controls a major operating railroad, Norfolk Southern Railway Company, and a diversified motor carrier, North American Van Lines, Inc. ("NAVL"). The Corporation was incorporated in July 1980 in the Commonwealth of Virginia. In June 1982, the Corporation acquired control of Norfolk and Western Railway Company ("NW") and Southern Railway Company ("Southern"). On December 31, 1990, all the common stock of NW was transferred to Southern and Southern changed its name to Norfolk Southern Railway Company ("NS Railway"). NS Railway controls NW. On June 21, 1985, the Corporation acquired control of NAVL.

    The Corporation's rail subsidiaries form a single interterritorial system, extending over approximately 14,300 miles of road in twenty states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. NAVL provides household moving and specialized handling freight services in the United States and Canada, and offers certain motor carrier services worldwide.

    On April 8, 1997, the Corporation entered into an agreement (the "Agreement") with CSX Corporation ("CSX") providing for a joint acquisition (the "Joint Offer") of Conrail, Inc. ("Conrail"), pursuant to which the Corporation and CSX jointly will acquire all outstanding Conrail Shares (as defined below) not already owned by them for $115 in cash per share. Following the acquisition of the Conrail Shares and receipt of all required regulatory approvals, most of the assets and liabilities of Conrail are expected to be allocated between the Corporation and CSX as described below. A copy of the Agreement is filed as an exhibit to the Corporation's Current Report on Form 8-K dated April 8, 1997, which is incorporated by reference herein. The Agreement followed several months of attempts by each of the Corporation and CSX to acquire all of Conrail.

    Conrail is the holding company that owns and controls Consolidated Rail Corporation, a major freight railroad which provides freight transportation services within the Northeast and Midwest.

    On October 24, 1996, in response to the October 15, 1996 announcement that Conrail had entered into a merger agreement with CSX, a wholly-owned subsidiary of the Corporation commenced an all-cash tender offer for all outstanding shares of Conrail's Common Stock and Series A ESOP Convertible Junior Preferred Stock (collectively, the "Conrail Shares"), including in each case the associated Common Stock Purchase Rights.

    On February 10, 1997, the Corporation notified Conrail, pursuant to the requirements of Conrail's By-laws, of its intention to conduct a proxy contest in connection with Conrail's 1997 Annual Meeting of shareholders, currently scheduled for December 19, 1997, seeking, among other things, to remove certain of the current members of the Conrail Board and to elect a new slate of nominees designated by the Corporation.

    On February 11, 1997, pursuant to its tender offer as then amended, the Corporation purchased 8,200,000 Conrail Shares (approximately 9.9 percent of the then outstanding Conrail Shares), representing the approximate maximum number of Conrail Shares that the Corporation could buy without triggering Conrail's anti-takeover defenses, at a price of $115 per share, or $943 million in the aggregate. The purchase was financed through issuance of commercial paper backed by a portion of the revolving debt capacity under the credit facility obtained in connection with the Corporation's proposed acquisition of Conrail.

    On February 12, 1997, the Corporation commenced a second tender offer for all of the remaining Conrail Shares at a price of $115 per share in cash.

    Pursuant to an amendment to the merger agreement between CSX and Conrail announced on March 7, 1997, CSX offered to purchase all Conrail Shares for $115 per share in cash and CSX was permitted to enter into negotiations with other parties, including the Corporation, concerning the acquisition of the securities or assets, or concessions relating to the assets or operations, of Conrail. The

Corporation and CSX undertook negotiations with a view towards reaching a comprehensive resolution of the issues confronting the eastern railroads based on the proposal submitted by the Corporation to both CSX and Conrail on February 24, 1997.

    On April 8, 1997, the Corporation and CSX issued a press release announcing that they had entered into the Agreement providing for the joint acquisition of Conrail. Under the terms of the Agreement, the Corporation and CSX jointly will acquire all outstanding Conrail Shares not already owned by them for $115 in cash per share. In connection therewith, the Corporation's tender offer to acquire Conrail Shares was terminated and CSX's tender offer to acquire Conrail Shares was amended, among other things, to include the Corporation as co-bidder and to extend its expiration date to May 23, 1997. The Agreement and a number of ancillary agreements must be approved by the Surface Transportation Board (the "STB").

    The estimated total purchase price of (i) the Conrail Shares to be acquired pursuant to the Joint Offer and (ii) the Conrail Shares already acquired by the Corporation and by CSX is approximately $10.2 billion, before the transaction expenses of each of the parties. Pursuant to the Agreement, the Corporation will bear 58% of that total purchase price (or approximately $5.9 billion, of which $943 million has been expended previously to purchase the 8.2 million Conrail Shares that the Corporation now owns) to acquire Conrail Shares and CSX will bear 42% of such purchase price, in each case taking into consideration amounts previously paid by each of them to acquire Conrail Shares. In addition, the Agreement provides that, upon consummation of the Joint Offer and completion of the second-step merger specified in the Agreement, and subject to regulatory approval, specified assets and liabilities of Conrail will be allocated between the Corporation and CSX pursuant to leasing, operating, partnership or other arrangements to be negotiated and implemented between the Corporation and CSX, and the remaining assets and liabilities of Conrail will be pooled and either shared or allocated between the Corporation and CSX on a ratable basis in accordance with the percentage of the total consideration paid (including liabilities assumed) by the Corporation and CSX, 58% and 42%, respectively (such acquisition by the Corporation of, or of the right to use, the assets allocated to or shared by the Corporation pursuant to the Agreement and the assumption by the Corporation of the obligations relating to liabilities allocated to or shared by it pursuant to the Agreement, the "Transaction").

    The Corporation and CSX intend to file a joint application with the STB in June of 1997 seeking approval of the proposed acquisition and division of Conrail. Conrail Shares purchased previously by the Corporation and CSX have been, and Conrail Shares purchased in the Joint Offer will be, placed in a joint voting trust pending STB approval. The approval of the STB, while expected, cannot be assumed and is not likely to be obtained prior to April 1, 1998. Following consummation of the Joint Offer, the Corporation expects to use the equity method of accounting for its investment in Conrail.

    The accounting treatment for the Corporation's investment in Conrail subsequent to STB approval will be determined based upon the extent of control that the Corporation and CSX will individually have over specific Conrail assets and is expected to be resolved after completion of the more detailed definitive documentation to be negotiated between the Corporation and CSX.

    Also pending STB approval, each of the Corporation and CSX will have and may exercise a 50% voting interest in the joint subsidiary formed to effect the acquisition of the Conrail Shares ("Acquisition Sub"). Each of the parties will have the right to appoint 50% of Acquisition Sub's directors and each will be entitled to appoint a full time co-chief executive officer. All Acquisition Sub executive appointments will be subject to approval by its board of directors. In addition, the parties are in the process of establishing a protocol for the management of Acquisition Sub as well as a list of those items that will require board approval. These provisions will continue to apply following STB approval in order to effectuate the transactions contemplated by the Agreement and other documents.

    In the Agreement, the parties agreed that following the merger of Conrail and Acquisition Sub or a subsidiary thereof, (i) the surviving corporation of such merger will be preserved, (ii) the division of assets and assumption of liabilities of Conrail will be specified in more detail in definitive documentation and (iii) the allocation of assets and liabilities, pursuant to long-term operating agreements, leases, one or more partnerships and/or limited liability companies and indemnity arrangements, will be set forth in the definitive documentation.

    The parties further agreed that, prior to STB approval, neither company at any time will operate or exercise operational control over any of the routes or assets related thereto or facilities of Conrail. Allocations of rolling stock, locomotives and work equipment are to be made generally in proportion to the respective percentages of each of the companies and are to be set forth in a further agreement of the parties. Reference is made to the Agreement for a further description of the allocations of various assets and the assumption of liabilities, the terms of which are subject to further agreements.

    The Corporation has identified a number of synergies related to the Transaction which its management believes can be achieved and that are estimated to yield operating income in nominal dollars of approximately $71 million in 1998, $236 million in 1999 and $399 million by the year 2000 For 1996, the Corporation's and Conrail's most recent full fiscal year, combined operating income, reflecting 58% of Conrail's operating income, adjusted for non-recurring charges, was $1.6 billion. These synergy estimates reflect anticipated operating expense savings and revenue enhancements. Expense savings are expected to result from, among other things, reduced general and administrative expenses, improved equipment utilization and maintenance, improved use of rail yards and routes, more efficient purchasing of material and equipment, coupled with maintenance-of-way efficiencies, and more efficient transportation operations. Revenue enhancements are expected to result from net new business (single-line service, new coal traffic and the diversion of truck traffic to rail). The Corporation anticipates the synergies from the Transaction will result in accretion in the Corporation's earnings per share of about 6% in 1999, 15% in 2000 and more than 17% per year thereafter. The Corporation expects the acquisition to be dilutive to earnings per share by approximately 2% in 1997 and 3% in 1998. The Corporation currently expects to book approximately $200 million of goodwill in accounting for the Transaction. This estimate will vary as additional information in the form of appraisals, actuarial reports and other valuations are made. However, whether the excess of purchase price over the book value of Conrail's net assets is assigned to physical assets or goodwill is not expected to have a significant effect on net income since railroad assets are typically long-lived and goodwill is amortized over periods of up to 40 years. The foregoing is more completely described in the Corporation's Current Report on Form 8-K, dated April 23, 1997, which is incorporated herein by reference and by which all related statements herein are qualified.

    The foregoing estimates of cost savings, synergies, projected earnings per share and pro forma financial information are "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Corporation, including: (a) future economic conditions in the markets in which the Corporation and Conrail operate; (b) financial market conditions; (c) inflation rates; (d) changing competition and the effects of new and increased competition in the areas served by the Corporation and Conrail;
(e) changes in the economic regulatory climate in the United States railroad industry; (f) the Corporation's ability to eliminate or reduce duplicative administrative and other functions and facilities following the Transaction; (g) labor uncertainties and the Corporation's ability to implement anticipated labor savings; (h) unanticipated environmental and other situations relating to Conrail assets; (i) the Corporation's ability to integrate certain Conrail assets, including its information technology systems, within the Corporation's systems; and (j) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters. There can be no assurance that the estimated savings, revenue increases, synergies, projected earnings per share and pro forma financial information will be achieved; actual savings, revenues increases, synergies, projected earnings per share and pro forma financial information may vary materially from those estimated. The inclusion of such estimates herein should not be regarded as in indication or affirmation that the Corporation or any other party considers such estimates an accurate prediction of future events.

In addition, certain of management's estimates of future costs, expenses and liabilities, such as environmental matters discussed in the Corporation's Annual Report on Form 10K for the fiscal year ended December 31, 1996, are based on facts and circumstances known to management after consultation with those who have access to such information including, in the case of such environmental matters, numerous engineers and counsel, both in-house and outside the Corporation.

    The Corporation's executive offices are located at Three Commercial Place, Norfolk, Virginia 23510-2191 (telephone number: (757) 629-2600). Unless the context indicates otherwise, references herein to the Corporation are to Norfolk Southern Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

    Except as may be otherwise set forth in an accompanying Prospectus Supplement, the Corporation intends to use the net proceeds from the sale of the Securities primarily to fund the purchase of its portion of the purchase price for the Conrail Shares pursuant to the Joint Offer. The Corporation intends to use the balance, if any, of the net proceeds (i) to purchase shares of its Common Stock from time to time in open market transactions pursuant to an ongoing share purchase program commenced by the Corporation in 1987 but which is currently suspended, (ii) to retire all or a portion of the Corporation's short-term indebtedness, (iii) to acquire new or used property, including without limitation locomotives and rolling stock, (iv) to meet general corporate purposes and (v) to accomplish any other purpose approved by a duly authorized officer of the Corporation.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    For purposes of computing the ratios of earnings to fixed charges, earnings represent income before income taxes, plus interest expenses (including a portion of rental expenses representing an interest factor) and subsidiaries' preferred dividend requirements, less the equity in undistributed earnings of 20%-49% owned companies. Fixed charges represent interest expenses (including a portion of rental expense representing an interest factor) plus capitalized interest and subsidiaries' preferred dividend requirements on a pre-tax basis.

    The following table sets forth the ratio of earnings to fixed charges of the Corporation for each period indicated:

                   YEAR ENDED DECEMBER 31,
-------------------------------------------------------------

1996             1995       1994       1993(1,2)      1992
-------------  ---------  ---------  -------------  ---------
6.85                6.70       6.66         5.67         5.67

------------------------------

(1) 1993 results include a $54 million increase in the provision for income taxes reflecting a 1% increase in the federal income tax rate, which reduced net income by $54 million, or $0.39 per share. 1993 transportation operating expenses include a $50 million restructuring charge for the disposition of two NAVL trucking businesses. 1993 also includes the cumulative effect of certain required accounting changes (see Note 2 below), which increased 1993 earnings by $223 million, or $1.60 per share.

(2) Effective January 1, 1993, the Corporation adopted SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS 109 "Accounting for Income Taxes," and SFAS 112 "Employers' Accounting for Postemployment Benefits." The Corporation recognized these accounting changes on the immediate recognition basis. Therefore, the cumulative effect on years prior to 1993 of adopting these new accounting standards was as follows: SFAS 106 and 112 increased pretax expenses by $392 million ($243.5 million after-tax) and reduced earnings per share by $1.74; and SFAS 109 increased net income by $466.8 million and increased earnings per share by $3.34.

    Because the Corporation has no outstanding Preferred Stock, the ratio of earnings to the sum of fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered (the "Offered Debt Securities") by any Prospectus Supplement or Prospectus Supplements will be described therein. The Senior Debt Securities will be issued under an indenture, dated as of January 15, 1991 (the "Senior Indenture"), between the Corporation and First Trust of New York, National Association, as successor trustee (the "Senior Trustee"), a copy of the form of which Senior Indenture is filed as an exhibit to the Registration Statement. The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture") between the Company and First Trust of New York, National Association, as Trustee (the "Subordinated Trustee"), a copy of the form of which Subordinated Indenture is filed as an exhibit to the Registration Statement. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures" and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees."

    The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indentures. The following sets forth certain general terms and provisions of the Senior Debt Securities and the Subordinated Debt Securities. Further terms of any Offered Debt Securities will be set forth in the applicable Prospectus Supplement.


    Because the Corporation is a holding company, its rights and the rights of its creditors, including the Holders of the Debt Securities offered hereby, to participate in any distribution of the assets of any subsidiary upon the liquidation or recapitalization of such subsidiary will be subject to the prior claims of that subsidiary's creditors except to the extent that the Corporation itself may be a creditor with recognized prior claims against that subsidiary.



    Because the Corporation is a holding company, its rights and the rights of its creditors, including the Holders of the Debt Securities offered hereby, to participate in any distribution of the assets of any subsidiary upon the liquidation or recapitalization of such subsidiary will be subject to the prior claims of that subsidiary's creditors except to the extent that the Corporation itself may be a creditor with recognized prior claims against that subsidiary. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued from time to time in series. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Corporation. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the applicable supplemental Subordinated Indenture) of the Corporation as described below under "-- Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.


    The applicable Prospectus Supplement will also describe the following terms of any Offered Debt Securities: (1) the title of Offered Debt Securities; (2) any limit on the aggregate principal amount of Offered Debt Securities; (3) the date or dates on which Offered Debt Securities will mature; (4) the rate or rates per annum at which Offered Debt Securities will bear interest, if any, or the formula or provision pursuant to which such rate or rates are determined and the date from which such interest, if any, will accrue; (5) the dates on which such interest, if any, on Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the date, if any, after which, and the price or prices at which, Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (8) the currency or currencies of payment of principal, premium, if any, and/or interest, if any, on Offered Debt Securities; (9) whether Offered Debt Securities are to be issued in whole or part in the form of a Global Note or Notes and, if so, the identity of the Depositary for such Global Note or Notes;
(10) the terms and conditions, if any, upon which a Global Note or Notes may be exchanged in whole or in part for other definitive Offered Debt Securities; (11) any index used to determine the amount of payments of principal, premium, if any, and/or interest, if any, on Offered Debt Securities; (12) the applicability of any provisions described under "Satisfaction and Discharge of Indenture";
(13) any covenants applicable to such Debt Securities; (14) the terms and conditions, if any, pursuant to which Offered Debt Securities are or may be convertible or exchangeable into Preferred Stock, Depositary Shares, Common Stock or other securities of the Corporation; and (15) any other terms of the series of Offered Debt Securities.

    Unless otherwise provided in the applicable Prospectus Supplement, principal, premium, if any, and/or interest, if any, on Offered Debt Securities will be payable, and the transfer of Offered Debt Securities will be registrable, at the office of the applicable Trustee, except that, at the option of the Corporation, interest may be paid by mailing a check to the address of the person entitled thereto as such address appears on the Security Register.

    Offered Debt Securities may be issuable in whole or in part in the form of one or more Global Notes, as described below under "Global Notes." Unless otherwise indicated in the Prospectus Supplement, Debt Securities will be issued only in fully registered form without coupons and in minimum denominations of $100,000 or any integral multiples of $1,000 in excess thereof. One or more Global Notes will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Note or Notes. The Prospectus Supplement relating to a series of Offered Debt Securities denominated in a foreign or composite currency will specify the denomination thereof. No service charge will be made for any transfer or exchange of Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

GLOBAL NOTES

    Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement, which also shall describe the specific terms of the depositary arrangement. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Note, the Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary ("Participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Corporation, by the Corporation. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Note (with respect to interests of Participants) or by Participants or persons that hold through Participants (with respect to interests of persons other than Participants). For such purposes, the laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Note.

    So long as the Depositary for a Global Note, or its nominee, is the registered owner of such Global Note, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of Debt Securities represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Indentures provide that the Depositary may grant proxies and otherwise authorize Participants to take any action a Holder is entitled to take under the applicable Indenture. The Corporation understands that under existing industry practice, in the event that the Corporation requests any action of Holders or a beneficial owner desires to take any action a Holder is entitled to take, the Depositary would authorize the Participants to take such action and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through such Participants.

    Payment of principal, premium, if any, and/or interest, if any, on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Note representing such Debt Securities. None of the Corporation, the Trustees, any Paying Agent or the Registrar for such Debt Securities will have any responsibility or liability with respect to the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Corporation expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium, if any, and/or interest, if any, in respect of a Global Note, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such Depositary. The Corporation also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

    A Global Note may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary. A Global
Note is exchangeable for Debt Securities registered in the names of persons other than the Depositary with respect to such Global Note or its nominee only if (1) such Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for such Global Note or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Corporation within 90 days,
(2) the Corporation executes and delivers to the applicable Trustee a Company Order that all such Global Notes shall be exchangeable or (3) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to those Debt Securities. Any Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names as the Depositary with respect to such Global Note shall direct.

    If a Depositary for Notes of a series is at any time unwilling or unable to continue as depositary, or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, and, in either case, a successor Depositary is not appointed by the Corporation within 90 days or if there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Notes, then the Corporation will issue Notes of such series in definitive form in exchange for all Global Notes representing the Notes of such series. In addition, the Corporation may at any time and in its sole discretion determine not to have the Notes of a series represented by Global Notes and in such event, will issue Notes of such series in definitive form in exchange for all Global Notes representing such Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Notes of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Notes registered in its name.

EVENTS OF DEFAULT

    The Indentures define an Event of Default with respect to Debt Securities of any series as any of the following events: (1) failure to pay principal of or any premium on any Debt Security of that series when due; (2) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(3) failure to pay any sinking fund installment with respect to any Debt Security of that series when due; (4) failure to perform any other covenant of the Corporation in the applicable Indenture (other than a covenant included in the applicable Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (5) acceleration of Debt Securities or any other indebtedness for borrowed money, in an aggregate principal amount exceeding $50,000,000, of the Corporation or any Significant Subsidiary (within the meaning of the federal securities laws) under the terms of the instrument or instruments under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, or a sum of money sufficient to discharge in full such indebtedness is not deposited in trust, within 10 days after written notice as provided in the Indenture; (6) certain events of bankruptcy, insolvency or reorganization; and (7) any other Event of Default provided with respect to Debt Securities of that series.

    If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the applicable Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Notes, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee with respect to that series, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration.

    The Indentures provide that the applicable Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Corporation is required to furnish to the applicable Trustee annually a statement as to the performance by the Corporation of certain of its obligations under the appropriate Indenture and as to any default in such performance.

CONVERSION OR EXCHANGE OF DEBT SECURITIES

    If so indicated in the applicable Prospectus Supplement with respect to a particular series of Offered Debt Securities, such series will be convertible or exchangeable into Preferred Stock, Depositary Shares or Common Stock or other securities of the Corporation registered hereby on the terms and conditions set forth therein. Such terms will include provisions as to whether conversion is mandatory, at the option of the Holder or at the option of the Corporation, and may include provisions pursuant to which the number of shares of Preferred Stock or Common Stock or other securities of the Corporation to be received by the holders of such Debt Securities will be calculated according to the market price of the Preferred Stock, Depositary Shares, Common Stock or other securities of the Corporation as of the time stated in the applicable Prospectus Supplement. See "Description of Capital Stock."

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    The Subordinated Debt Securities will be direct, unsecured obligations of the Corporation, subordinate in right of payment to the extent set forth in the Subordinated Indenture and the applicable supplemental Subordinated Indenture to all Senior Indebtedness including all Senior Debt Securities (in each case as defined in the applicable supplemental Subordinated Indenture). Except to the extent otherwise set forth in the applicable Prospectus Supplement and supplemental Subordinated Indenture, the Subordinated Indenture does not contain any restriction on the amount of Senior Indebtedness that the Corporation may incur.

    The terms of the subordination of a series of Subordinated Debt Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Subordinated Indenture and Prospectus Supplement.

    The Subordinated Debt Securities will not be subordinated to indebtedness of the Corporation that is not Senior Indebtedness, and the creditors of the Corporation who do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Corporation before or after maturity of the Subordinated Debt Securities, such other creditors would rank PARI PASSU with holders of the Subordinated Debt Securities, subject, however, to the broad equity powers of the federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Debt Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Corporation.

SATISFACTION AND DISCHARGE OF INDENTURE

    The Indentures provide generally that the Corporation may terminate its obligations under the applicable Indenture with respect to Debt Securities of any series if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and the Corporation has paid all sums payable by it thereunder, or if the Corporation irrevocably deposits with the applicable Trustee (1) sufficient funds in the currency in which Debt Securities of such series are denominated to pay the principal, premium, if any, and/or interest, if any, to Stated Maturity (or redemption) on Debt Securities of such series and/or (2) such amount of direct obligations of, or obligations the principal of and interest, if any, on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, through the payment of principal and interest, if any, thereon in accordance with their terms, be sufficient to pay when due, the principal, premium, if any, and/or interest, if any, to Stated Maturity (or redemption) on, Debt Securities of such series. As a condition to defeasance, the Corporation must deliver to the applicable Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize gain or loss on such Debt Securities for federal income tax purposes solely as a result of such defeasance and will be subject to federal income tax in the same amounts and at the same times as would have been the case if such defeasance had not occurred. In the event of any such defeasance, Holders of Debt Securities must look to the deposited money for payment.

MODIFICATION AND WAIVER

    Modifications and amendments of the applicable Indenture may be made by the Corporation and the applicable Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (1) change the stated maturity date of the principal of, or any installment of principal of, premium, if any, or interest, if any, on, any Debt Security, (2) reduce the principal, premium, if any, and/or interest, if any, on any Debt Security, (3) reduce the amount of principal of an Original Issue Discount Debt Security payable upon acceleration of the maturity thereof, (4) change the place or currency of payment of principal, premium, if any, and/or interest, if any, on any Debt Security, (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (6) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults, (7) modify the conversion provisions applicable to convertible Debt Securities in a manner adverse to the Holders thereof or (8) modify the subordination provisions applicable to any series of Debt Securities in a manner adverse to the Holders thereof.

    The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series, except (1) a default in the payment of principal, premium, if any, and/or interest, if any, on any Debt Security of such series and (2) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Corporation, without the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities under the Indentures, may not consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any corporation (which, as defined in the applicable Indenture, includes corporations, associations, companies and business trusts), unless (1) the successor corporation is a corporation organized and existing under the laws of the United States of America or a state thereof or the District of Columbia and assumes the Corporation's obligations on the Debt Securities and under the Indentures, (2) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing and (3) the successor corporation executes supplemental indentures satisfactory to the Trustees evidencing its assumption of the Indentures and delivers opinions and certificates as to compliance with such requirements. The Indentures do not contain any provisions that limit the Corporation's ability to incur indebtedness. Holders of Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or Debt Securities that would protect them in the event the Corporation engages in or becomes the subject of a merger, takeover, other highly leveraged transaction or a change in control, other than any covenants described in any applicable Prospectus Supplement, and the limitations on consolidation, merger and sale of assets substantially as an entirety to any person as described above. Any such covenants could not be waived or modified by the Corporation or its Board of Directors, although holders of Debt Securities could waive or modify such covenants as more fully described above under "--Modification and Waiver."

CONCERNING THE TRUSTEE

    First Trust of New York, National Association, is the Trustee under each of the Indentures and has been appointed by the Corporation as Security Registrar and Paying Agent with regard to the Debt Securities.

    The holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable Trustee, subject to certain exceptions. Each Indenture provides that if an Event of Default occurs (and is not cured) with respect to a series of Debt Securities, the applicable Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, no Trustee will be under any obligation to exercise any of its rights or powers under the Indentures at the request of any Holder of Debt Securities of such series, unless such Holder first shall have offered to such Trustee security and indemnity satisfactory to such Trustee against any loss, liability or expense and then only to the extent required by the terms of the applicable Indenture.

GOVERNING LAW

    Each Indenture provides that it and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

    The Corporation's Restated Articles of Incorporation (the "Articles of Incorporation") authorize issuance of up to 450,000,000 shares of Common Stock, par value $1.00 per share, and up to 25,000,000 shares of Preferred Stock, without par value. As of December 31, 1996, 125,097,374 shares of Common Stock were outstanding and no shares of Preferred Stock had been issued.

    The Board of Directors of the Corporation has the power, without further action by the stockholders unless action is required at the time by applicable laws or regulations or by the terms of any outstanding Preferred Stock, to issue Preferred Stock in one or more series and to fix the designations, preferences and voting rights, and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions applicable thereto. The rights of Holders of any Preferred Stock offered hereby (the "Offered Preferred Stock") will be subject to, and may be affected adversely by, the rights of Holders of any Preferred Stock that may be issued in the future. Issuance of shares of Preferred Stock by the Corporation may have the effect, under certain circumstances, alone or in combination with certain of the provisions (described below) of the Articles of Incorporation, of rendering more difficult or discouraging an acquisition of the Corporation deemed undesirable or not in the best interests of the Corporation by the Board of Directors even when such transaction is favored by a majority of the Corporation's shareholders.

OFFERED PREFERRED STOCK

    The following is a description of certain general terms and provisions of Offered Preferred Stock. The particular terms and provisions of any series of Offered Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms and provisions of any such series may differ from the terms set forth below. The summary of terms and provisions of Offered Preferred Stock contained in this Prospectus and any applicable Prospectus Supplement will describe all the material provisions thereof but does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles of Incorporation and the Certificate of Amendment relating to a specific series of the Offered Preferred Stock (the "Certificate of Amendment"), which will be in the form filed as an exhibit to or incorporated by reference into the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Offered Preferred Stock.

    The Board of Directors is authorized to determine for each series of Offered Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (1) the number of shares that constitute such series, (2) the dividend rate (or the method of calculation thereof) on the shares of such series, (3) the dividend periods (or the method of calculation thereof), (4) the voting rights of the shares, (5) the liquidation preference and any other rights of the shares of such series upon any liquidation or winding-up of the Corporation, (6) whether or not and on what terms the shares of such series will be subject to redemption at the option of the Corporation, (7) whether and on what terms the shares of such series will be convertible into shares of Common Stock of the Corporation, (8) whether Depositary Shares representing shares of such series of Preferred Stock will be offered and, if so, the fraction of a share of such series of Offered Preferred Stock represented by each Depositary Share (see "Depositary Shares" below), (9) whether the shares of such series of Offered Preferred Stock will be listed on a securities exchange and (10) any other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series.

    DIVIDENDS

    Except as otherwise set forth in the applicable Certificate of Amendment and Prospectus Supplement, Holders of shares of Offered Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available therefor, a cash dividend payable at such dates and at such rates per share per annum as are set forth in the applicable Prospectus Supplement.

    Unless otherwise set forth in the applicable Prospectus Supplement, each series of Offered Preferred Stock will be junior as to dividends to any Preferred Stock that may be issued in the future that is expressly senior as to dividends to such Offered Preferred Stock. If at any time the Corporation has failed to pay accrued dividends upon any such outstanding senior Preferred Stock at the time such dividends are payable, the Corporation may not pay any dividend on the Offered Preferred Stock or redeem or otherwise repurchase shares of such Offered Preferred Stock until such accumulated but unpaid dividends on such senior Preferred Stock have been paid or set aside for payment in full by the Corporation.

    No dividends may be declared or paid or set apart for payment on any Preferred Stock ranking on parity as to dividends with outstanding Offered Preferred Stock unless there shall also be or have been declared and paid or set apart for payment on the outstanding shares of Offered Preferred Stock dividends for all dividend payment periods of the Offered Preferred Stock ending on or before the dividend payment date of such parity Preferred Stock, ratably in proportion to the respective amounts of dividends, (i) accumulated and unpaid or payable on such parity Preferred Stock, on the one hand, and (ii) accumulated and unpaid or payable through the dividend payment period of the Offered Preferred Stock next preceding such dividend payment date, on the other hand. Except as set forth above, dividends (other than in Common Stock) may not be paid or declared and set aside for payment and no other distributions may be made upon the Common Stock or on any other Preferred Stock of the Corporation ranking junior to or on parity as to dividends with outstanding Offered Preferred Stock, nor may any Common Stock or such other Preferred Stock of the Corporation be redeemed, purchased or otherwise acquired by the Corporation for any consideration, or any payment be made to or available for a sinking fund for the redemption of any shares of such stock; PROVIDED, HOWEVER, that any monies theretofore deposited in any sinking fund with respect to any Preferred Stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund, regardless of whether at the time of such applications full cumulative dividends upon shares of the Offered Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and PROVIDED, FURTHER,that any such junior or parity Preferred Stock or Common Stock may be converted into or exchanged for stock of the Corporation ranking junior to the Offered Preferred Stock as to dividends.

    The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

    CONVERTIBILITY

    No series of Offered Preferred Stock will be convertible into, or exchangeable for, other securities or property except such securities registered hereby as may be set forth in the applicable Certificate of Amendment and Prospectus Supplement.

    REDEMPTION AND SINKING FUND

    No series of Offered Preferred Stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable Certificate of Amendment and Prospectus Supplement.

    LIQUIDATION RIGHTS

    In the event of any liquidation, dissolution or winding-up of the Corporation, the holders of shares of each series of Offered Preferred Stock are entitled to receive out of assets of the Corporation available for distribution to stockholders, before any distribution of assets is made to Holders of (1) any other shares of Preferred Stock ranking junior to such series of Offered Preferred Stock as to rights upon liquidation, dissolution or winding-up and (2) Common Stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Certificate of Amendment and Prospectus Supplement for such series of Offered Preferred Stock, plus dividends accrued and accumulated but unpaid to the date of final distribution; but the Holders of each series of Offered Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Corporation's capital stock ranking senior to such series of Offered Preferred Stock as to the rights upon liquidation, dissolution or winding-up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding-up of the Corporation, the amounts payable in respect of Offered Preferred Stock and any other Preferred Stock ranking as to any such distribution on a parity with Offered Preferred Stock are not paid in full, the Holders of Offered Preferred Stock and such other parity Preferred Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in the applicable Certificate of Amendment and Prospectus Supplement for a series of Offered Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the Holders of shares of Offered Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation. Neither a consolidation or merger of the Corporation with another corporation or other entity nor a sale of securities shall be considered a liquidation, dissolution or winding-up of the Corporation.

    VOTING RIGHTS

    Holders of Offered Preferred Stock will not have any voting rights except as set forth below or in the applicable Certificate of Amendment and Prospectus Supplement or as otherwise from time to time required by law. Whenever dividends on a series of Offered Preferred Stock or any other class or series of stock ranking on a parity with such series of Offered Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the Holders of shares of such series of Offered Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of the Corporation at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such series of Offered Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Offered Preferred Stock shall terminate immediately upon the termination of the rights of the Holders of such Offered Preferred Stock to vote for directors. Unless otherwise set forth in the applicable Certificate of Amendment and Prospectus Supplement, Holders of shares of Offered Preferred Stock will have one vote for each share held.

    So long as any shares of any series of Offered Preferred Stock remain outstanding, the Corporation shall not, without the consent of Holders of at least two thirds of the shares of such series of Offered Preferred Stock outstanding at the time (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) amend, alter or repeal the provisions of the Articles of Incorporation or of the resolutions contained in the Certificate of Amendment relating to such series of Offered Preferred Stock, whether by merger, consolidation or otherwise, so as materially adversely to affect any power, preference or special right of such series of Offered Preferred Stock or the Holders thereof; PROVIDED, HOWEVER, that any increase in the amount of the authorized Common Stock or authorized Preferred Stock or any increase or decrease in the number of shares of any series of Preferred Stock or the creation and issuance of other series of Common Stock or Preferred Stock ranking senior to, on a parity with or junior to Preferred Stock as to dividends and upon liquidation, dissolution or winding-up shall not be deemed materially adversely to affect such powers, preferences or special rights.

    MISCELLANEOUS

    The Holders of Offered Preferred Stock will have no preemptive rights. Offered Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Offered Preferred Stock redeemed or otherwise reacquired by the Corporation shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of Offered Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Certificate of Amendment and Prospectus Supplement. The liquidation preference is not necessarily indicative of the price at which the Offered Preferred Stock actually will trade on or after the date of issuance. Payment of dividends on any series of Offered Preferred Stock may be restricted by loan agreements, indentures and other transactions heretofore or hereafter entered into by the Corporation. The accompanying Prospectus Supplement or information incorporated by reference will describe any material contractual restrictions on dividend payments.

    NO OTHER RIGHTS

    The shares of a series of Offered Preferred Stock will have only those preferences, voting powers and relative, participating, optional or other special rights as are set forth above or in the applicable Certificate of Amendment and Prospectus Supplement, the Articles of Incorporation or as otherwise required by law.

    TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for each series of Offered Preferred Stock will be designated in the applicable Prospectus Supplement.

DEPOSITARY SHARES

    GENERAL

    The Corporation may, at its option, elect to offer fractional shares of Offered Preferred Stock (the "Depositary Shares"), rather than full shares of Offered Preferred Stock. As described below, in the event such election is made, the Corporation will issue receipts for Depositary Shares, each of which will represent a fraction of a share of a particular series of Offered Preferred Stock as set forth in the applicable Prospectus Supplement.

    The shares of any series of Offered Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among the Corporation, a depositary to be named in the applicable Prospectus Supplement (the "Preferred Stock Depositary") and the Holders from time to time of depositary receipts evidencing Depositary Shares issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Subject to the terms of the Deposit Agreement, each Holder of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of Offered Preferred Stock represented thereby (including without limitation, dividend, voting, redemption, conversion and liquidation rights).

    Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Offered Preferred Stock. The forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to or incorporated by reference into the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such Depository Receipts. Immediately following the issuance of shares of a series of Offered Preferred Stock by the Corporation, the Corporation will deposit such shares with the Preferred Stock Depositary, which will then issue and deliver

Depositary Receipts to the purchasers thereof. Depositary Receipts will be issued evidencing only whole Depositary Shares and each may evidence any number of whole Depositary Shares.

    DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the related series of Offered Preferred Stock to the record holders of Depositary Shares relating to such series of Offered Preferred Stock in proportion to the number of such Depositary Shares owned by such Holders.

    The Preferred Stock Depositary will distribute any non-cash distribution received by it to the record Holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by such holders, unless the Preferred Stock Depositary determines that such distribution cannot be made proportionately among such Holders or that it is not feasible to make such distributions, in which case the Preferred Stock Depositary may, with the approval of the Corporation, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or other property thus received, or any part thereof, at such place or places and upon such terms as it may deem proper.

    The amounts distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by the Corporation or the Preferred Stock Depositary on account of taxes or other governmental charges.

    REDEMPTION OF DEPOSITARY SHARES

    If a series of Offered Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from any redemption, in whole or in part, of such series of Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Offered Preferred Stock. If the Corporation redeems shares of a series of Offered Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Offered Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the Preferred Stock Depositary.

    After the date fixed for redemption, the Depositary Shares called for redemption no longer will be deemed to be outstanding, and all rights of the Holders of the Depositary Shares will cease, except the right to receive the money or other property payable upon such redemption and any money or other property to which the Holders of such Depositary Shares were entitled upon such redemption, upon surrender to the Preferred Stock Depositary of the Depositary Receipts evidencing such Depositary Shares. Any funds deposited by the Corporation with the Preferred Stock Depositary for any Depositary Shares that the Holders thereof fail to redeem will be returned to the Corporation after a period of two years from the date such funds are so deposited.

    VOTING THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the Holders of any series of Offered Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record Holders of the Depositary Shares relating to such series of Offered Preferred Stock. Each record Holder of such Depositary Shares on the record date (which will be the same date as the record date for the related series of Offered Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the number of shares of the series of

Offered Preferred Stock represented by such Holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of shares of Offered Preferred Stock represented by such Depositary Shares in accordance with such instructions, provided the Preferred Stock Depositary receives such instructions sufficiently in advance of such meeting to enable it to so vote or cause to be voted the shares of Offered Preferred Stock, and the Corporation will agree to take all reasonable action that may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of Offered Preferred Stock to the extent it does not receive specific instructions from the Holders of Depositary Shares representing such Offered Preferred Stock.

    WITHDRAWAL OF PREFERRED STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary and upon payment of the taxes, charges and fees, if any, provided for in the Deposit Agreement and subject to the terms thereof, the Holder of the Depositary Shares evidenced thereby will be entitled to delivery at such office, to or upon such Holder's order, of the number of whole shares of the related series of Offered Preferred Stock and any money or other property, if any, represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Offered Preferred Stock, but Holders of such whole shares of Offered Preferred Stock will not be entitled thereafter to deposit such shares of Offered Preferred Stock with the Preferred Stock Depositary or to receive Depositary Shares therefor. If the Depositary Receipts delivered by the Holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Offered Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such Holder or upon such Holder's order at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

    AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Corporation and the Preferred Stock Depositary. However, any amendment that materially adversely affects the rights of the Holders of Depositary Shares will not be effective unless such amendment has been approved by the Holders of at least a majority of the Depositary Shares then outstanding. Every Holder of a Depositary Receipt at the time such amendment becomes effective will be deemed, by continuing to hold such Depositary Receipt, to be bound by the Deposit Agreement as so amended. Notwithstanding the foregoing, in no event may any amendment impair the right of any Holder of any Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares and subject to any conditions specified in the Deposit Agreement, to receive shares of the related series of Offered Preferred Stock and any money or other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by the Corporation at any time upon not less than 60 days' prior written notice to the Preferred Stock Depositary, in which case, on a date that is not later than 30 days after the date of such notice to the Preferred Stock Depositary shall deliver or make available for delivery to Holders of Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares, such number of whole or fractional shares of the related series of Offered Preferred Stock as are represented by such Depositary Shares. The Deposit Agreement shall terminate automatically after all outstanding Depositary Shares have been redeemed or there has been a final distribution in respect of the related series of Offered Preferred Stock in connection with any liquidation, dissolution or winding-up of the Corporation and such final distribution has been distributed to the Holders of Depositary Shares.

    CHARGES OF DEPOSITARY

    The Corporation will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. The Corporation will pay the charges of the Preferred Stock Depositary, including charges in connection with the initial deposit of the related series of Offered Preferred Stock and the initial issuance of the Depositary Shares and all withdrawals of shares of the related series of Offered Preferred Stock, except that Holders of Depositary Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

    RESIGNATION AND REMOVAL OF DEPOSITARY

    The Preferred Stock Depositary may resign at any time by delivering to the Corporation written notice of its election to do so, and the Corporation may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary, which successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust corporation having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

    MISCELLANEOUS

    The Preferred Stock Depositary will forward to the Holders of Depositary Shares all reports and communications from the Corporation that are delivered to the Preferred Stock Depositary and which the Corporation is required to furnish to the Holders of the Offered Preferred Stock.

    Neither the Preferred Stock Depositary nor the Corporation will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Corporation and the Preferred Stock Depositary under the Deposit Agreement will be limited to performance with best judgment and in the good faith of their duties thereunder, except that they are liable for gross negligence and willful misconduct in the performance of their duties thereunder, and they will not be obligated to appear in, prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or series of Offered Preferred Stock unless indemnity, satisfactory in their sole discretion is furnished. The Preferred Stock Depositary and the Corporation may rely on advice of legal counsel or accountants of their choice, or information provided by persons presenting Preferred Stock for deposit, Holders of Depositary Shares or other persons believed in good faith to be competent and on documents believed to be genuine.

    The Preferred Stock Depositary's corporate trust office will be identified in the applicable Prospectus Supplement and unless otherwise set forth in the applicable Prospectus Supplement will act as transfer agent and registrar for Depositary Receipts; if shares of a series of Offered Preferred Stock are redeemable, the Preferred Stock Depositary also will act as redemption agent for the corresponding Depositary Receipts.

COMMON STOCK

    Except as otherwise provided by law, the holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of dissolution of the Corporation, they will be entitled to share ratably in all assets remaining after payment of liabilities and amounts owed in respect of outstanding Offered Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities.

    The transfer agent and registrar for the Common Stock is The Bank of New
York.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND VIRGINIA LAW

    The Articles of Incorporation contains certain provisions that may have an effect of delaying, deferring or preventing a change of control of the Corporation. These provisions, together with any provisions in the terms of any Preferred Stock which may be issued in the future which make an acquisition of the Corporation more difficult, could also have the effect of causing the Corporation's Common Stock to trade at a lower price in the open market than it would if such provisions did not exist. The Articles of Incorporation provide that the Board shall consist of three classes of directors, each such class serving a three-year term ending in a successive year. This provision may make it more difficult to effect a takeover of the Corporation because it generally would take two annual meetings of stockholders for an acquiring party to elect a majority of the Board. As a result, the classified Board may discourage proxy contests for the election of directors or purchases of a substantial block of stock because such classification could operate to prevent obtaining control of the Board in a relatively short period of time.

    In addition, the Virginia Stock Corporation Act (the "Virginia SCA") restricts transactions between a corporation and certain affiliates and potential acquirors. The summary of those material provisions thereof set forth below is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and it is qualified in its entirety by reference to the statutory provisions contained in the Virginia SCA.

    AFFILIATED TRANSACTIONS

    Sections 13.1-725-727.1 of the Virginia SCA govern "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation) and reclassifications, including reverse stock splits, recapitalizations or mergers of a corporation with its subsidiaries, or distributions or other transactions that have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%.

    Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, during three years following the date upon which any stockholder becomes an Interested Shareholder, any Affiliated Transaction must be approved by the affirmative vote of holders of two thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors. A Disinterested Director is defined as a member of a corporation's board of directors who (i) was a member before the later of (a) January 1, 1988 and (b) the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on such corporation's board of directors.

    At the expiration of the three-year period after a stockholder becomes an Interested Shareholder, an Affiliated Transaction generally must be approved by the affirmative vote of the holders of two thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder. The principal exceptions to this voting requirement are either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the stockholders must receive the highest per share price for their shares that was paid by the Interested Shareholder for its shares or the fair market value of the shares. The fair price requirements also mandate that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

    None of the foregoing limitations and special voting requirements applies, INTER ALIA, to a transaction with an Interested Shareholder who has been an Interested Shareholder continuously since January 26, 1988 or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors of the corporation.

    These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the Virginia SCA provides that, by affirmative vote of the majority of the voting shares other than shares owned by an Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Corporation has not adopted such an amendment.

    Currently, no stockholder of the Corporation owns or controls 10% or more of the Corporation's Common Stock, and there are no Interested Shareholders as defined by the Virginia SCA.

    CONTROL SHARE ACQUISITIONS

    Sections 13.1-728-728.8 of the Virginia SCA governing Control Share Acquisitions also is designed to afford stockholders of a public corporation incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity or group ("Acquiring Person") seeks to gain voting control of that corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a corporation that would result in an Acquiring Person's ownership of the corporation's shares entitled to vote in the election of directors falling within any one of the following ranges: 20% to 33-1/3%, 33-1/3% to 50% or 50% or more (each, a "Control Share Acquisition"). Shares that are the subject of a Control Share Acquisition ("Control Shares") will not be entitled to voting rights unless the holders of a majority of the "Disinterested Shares" vote at an annual or special meeting of stockholders of the corporation to give Control Shares voting rights. Disinterested Shares do not include shares owned by the Acquiring Person or by officers and inside directors of the target corporation.

    Under certain circumstances, the statute permits an Acquiring Person to require the directors to call a special stockholders' meeting for the purpose of considering granting voting rights to Control Shares. As a condition to having this matter considered at either an annual or special meeting, the Acquiring Person must provide stockholders with detailed disclosures about its identity, the method and financing of the Control Share Acquisition and any plans to engage in certain transactions with, or to make fundamental changes to, the corporation, its management or business. Under certain circumstances, the statute grants dissenters' rights to stockholders who vote against granting voting rights to Control Shares. The Virginia Control Share Acquisitions statute also enables a corporation to make provisions for redemption of Control Shares with no voting rights.

    Among the acquisitions specifically excluded from the statute are acquisitions that are part of certain negotiated transactions to which the corporation is a party and that, in the case of mergers or share exchanges, have been approved by the corporation's stockholders under other provisions of the Virginia SCA.

    A corporation may opt-out of the statute, which the Corporation has not done, by so providing in its articles of incorporation or bylaws.

                              PLAN OF DISTRIBUTION

    The Corporation may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the Prospectus Supplement.

    Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Corporation also may offer and sell Securities in exchange for one or more of its outstanding issues of debt. The Corporation from time to time also may authorize underwriters acting as the Corporation's agents to offer and sell Securities upon terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Corporation in the form of underwriting discounts or commissions and also may receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Corporation to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Act.

    Underwriters, dealers and agents may be entitled, under agreements entered into with the Corporation, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Act.

                                 LEGAL MATTERS

    The validity of the Securities will be passed upon for the Corporation by William A. Noell, Jr., Esq., Corporate Counsel for the Corporation, Norfolk, Virginia, (or by such other senior corporate counsel as may be designated by the Corporation) and for any underwriters by counsel named in the applicable Prospectus Supplement. Mr. Noell, in his capacity as Corporate Counsel for the Corporation, is a participant in various employee benefit and incentive plans, including stock option plans, offered to employees of the Corporation.

                                    EXPERTS

    The consolidated financial statements and schedule of the Corporation as of December 31, 1996 and 1995, and for each of the three years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report incorporated by reference herein of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Conrail as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                                    PART II

ITEM 16. EXHIBITS

    The following exhibits are filed as part of this Registration Statement:

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

       1.1   Form of Distribution Agreement; incorporated by reference to Exhibit 1 to Registrant's Registration
             Statement on Form S-3 (No. 33-38595).

       1.2   Form of Underwriting Agreement for Debt Securities will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       1.3   Form of Underwriting Agreement for Preferred Stock, Common Stock and Depositary Receipts will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.1   Senior Indenture, dated January 15, 1991, between the Registrant and First Trust of New York, National
             Association, as successor to the trustee; incorporated by reference to Exhibit 4.1 to Registrant's
             Registration Statement on Form S-3 (No. 33-38595).

       4.2   Form of Subordinated Indenture between the Registrant and First Trust of New York, National Association
             as trustee; incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S-3
             (No. 333-20203).

       4.3   The form or forms of Securities with respect to each particular series of Securities registered hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.4   Form of Depositary Agreement for depositary shares will be filed as an exhibit to a current report of the Registrant on Form 8-K and incorporated herein by reference with respect to any particular series of
             Depositary Shares offered pursuant hereto.

       5.1   Opinion of William A. Noell, Jr., Esq., Corporate Counsel of the Registrant will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference with respect to any particular offering of securities pursuant hereto.

       5.2   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference with respect to any particular offering of securities pursuant hereto.

      12.1   Computation of Consolidated Ratio of Earnings to Fixed Charges.*

      23.1   Consent of William A. Noell, Jr., Esq., Corporate Counsel of the Registrant (included in Exhibit 5.1).

      23.2   Consent of KPMG Peat Marwick LLP.

      23.3   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).

      23.4   Consent of Price Waterhouse LLP.

      24.1   Powers of Attorney*

      25.1   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First Trust of
             New York, National Association, as successor to the Trustee with respect to the Senior Indenture and as trustee with respect to the Subordinated Indenture.*

------------------------

*   Previously filed.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Corporation pursuant to the foregoing provisions, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to its Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, Commonwealth of Virginia, on May 5, 1997.


                                NORFOLK SOUTHERN CORPORATION

                                By:              /*/ DAVID R. GOODE
                                     -----------------------------------------
                                                   David R. Goode
                                              Chairman, President and
                                              Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities stated below on May 5, 1997.


          SIGNATURE                        TITLE
------------------------------  ---------------------------
                                Chairman, President and
      /*/ DAVID R. GOODE          Chief Executive Officer
------------------------------    and Director (Principal
        David R. Goode            Executive Officer)

      /*/ HENRY C. WOLF         Executive Vice President --
------------------------------    Finance (Principal
        Henry C. Wolf             Financial Officer)

     /*/ JOHN P. RATHBONE       Vice President and
------------------------------    Controller (Principal
       John P. Rathbone           Accounting Officer)

    /*/ GERALD L. BALILES                Director
------------------------------
      Gerald L. Baliles

 /*/ CARROLL A. CAMPBELL, JR.            Director
------------------------------
   Carroll A. Campbell, Jr.

      /*/ L. E. COLEMAN                  Director
------------------------------
        L. E. Coleman

  /*/ T. MARSHALL HAHN, JR.              Director
------------------------------
    T. Marshall Hahn, Jr.

     /*/ LANDON HILLIARD                 Director
------------------------------
       Landon Hilliard

  /*/ E. B. LEISENRING, JR.              Director
------------------------------
    E. B. Leisenring, Jr.

    /*/ ARNOLD B. MCKINNON               Director
------------------------------
      Arnold B. McKinnon

  /*/ JANE MARGARET O'BRIEN              Director
------------------------------
    Jane Margaret O'Brien

      /*/ HAROLD W. POTE                 Director
------------------------------
        Harold W. Pote

*By:       -------------------------------------------
                         William J. Romig
                         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                               DESCRIPTION                                                PAGE
-----------  ------------------------------------------------------------------------------------------------     -----

       1.1   Form of Distribution Agreement; incorporated by reference to Exhibit 1 to Registrant's
             Registration Statement on Form S-3 (No. 33-38595).

       1.2   Form of Underwriting Agreement for Debt Securities will be filed as an exhibit to a Current
             Report of the Registrant on Form 8-K and incorporated herein by reference.

       1.3   Form of Underwriting Agreement for Preferred Stock, Common Stock and Depositary Receipts will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

       4.1   Senior Indenture, dated January 15, 1991, between the Registrant and First Trust of New York,
             National Association, as successor to the trustee; incorporated by reference to Exhibit 4.1 to
             Registrant's Registration Statement on Form S-3 (No. 33-38595).

       4.2   Form of Subordinated Indenture between the Registrant and First Trust of New York, National
             Association as trustee; incorporated by reference to Exhibit 4.2 to Registrant's Registration
             Statement on Form S-3 (No. 333-20203).

       4.3   The form or forms of Securities with respect to each particular series of Securities registered hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and
             incorporated herein by reference.

       4.4   Form of Depositary Agreement for depositary shares will be filed as an exhibit to a current report of the Registrant on Form 8-K and incorporated herein by reference with respect to any particular series of Depositary Shares offered pursuant hereto.

       5.1   Opinion of William A. Noell, Jr., Esq., Corporate Counsel of the Registrant will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference with respect to any particular offering of securities pursuant hereto.

       5.2   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP will be filed as an exhibit to a Current
             Report of the Registrant on Form 8-K and incorporated herein by reference with respect to any particular offering of securities pursuant hereto.

      12.1   Computation of Consolidated Ratio of Earnings to Fixed Charges.*

      23.1   Consent of William A. Noell, Jr., Esq., Corporate Counsel of the Registrant (included in Exhibit
             5.1).

      23.2   Consent of KPMG Peat Marwick LLP.

      23.3   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).

      23.4   Consent of Price Waterhouse LLP.

      24.1   Powers of Attorney.*

      25.1   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First
             Trust of New York, National Association, as successor to the Trustee with respect to the Senior
             Indenture and as trustee with respect to the Subordinated Indenture.*

------------------------

* Previously filed